     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2000


                                                      REGISTRATION NO. 333-34584

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              PRI AUTOMATION, INC.
             (Exact name of registrant as specified in its charter)

          MASSACHUSETTS                  04-2495703
  (State or other jurisdiction        (I.R.S. Employer
of incorporation or organization)  Identification number)

                            ------------------------

                             805 MIDDLESEX TURNPIKE
                      BILLERICA, MASSACHUSETTS 01821-3986
                                 (978) 670-4270
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               MITCHELL G. TYSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PRI AUTOMATION, INC.
                             805 MIDDLESEX TURNPIKE
                      BILLERICA, MASSACHUSETTS 01821-3986
                                 (978) 670-4270
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

               ROBERT L. BIRNBAUM, ESQ.                                 JOHN A. MELTAUS, ESQ.
              ROBERT W. SWEET, JR., ESQ.                              JONATHAN M. MOULTON, ESQ.
               FOLEY, HOAG & ELIOT LLP                             TESTA, HURWITZ & THIBEAULT, LLP
                One Post Office Square                                     125 High Street
             Boston, Massachusetts 02109                             Boston, Massachusetts 02110
              Telephone: (617) 832-1000                               Telephone: (617) 248-7000
              Facsimile: (617) 832-7000                               Facsimile: (617) 248-7100

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                   PROPOSED
                                                                    MAXIMUM
                   TITLE OF EACH CLASS OF                          AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, $0.01 par value...............................     $175,000,000          $46,200(2)


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes related rights under our stockholder rights plan.


(2) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED APRIL 12, 2000


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK

                               -----------------

PRI AUTOMATION, INC. IS OFFERING               SHARES OF COMMON STOCK AND THE
SELLING STOCKHOLDERS ARE OFFERING               SHARES.

                              -------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL
"PRIA."
ON APRIL 10, 2000, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $70 3/8 PER SHARE.

                              -------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                               -----------------

                             PRICE $       A SHARE

                              -------------------

                                                       UNDERWRITING
                               PRICE TO               DISCOUNTS AND              PROCEEDS TO               PROCEEDS TO
                                PUBLIC                 COMMISSIONS              PRI AUTOMATION         SELLING STOCKHOLDERS
                                ------                 -----------              --------------         --------------------
PER SHARE............             $                         $                         $                         $
TOTAL................             $                         $                         $                         $

PRI AUTOMATION HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN
ADDITIONAL              SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON
             , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER  GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES LLC
                               CIBC WORLD MARKETS
                                                            SALOMON SMITH BARNEY

           , 2000

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      3
RISK FACTORS..........................      6
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS AND INDUSTRY DATA........     15
USE OF PROCEEDS.......................     16
DIVIDEND POLICY.......................     16
PRICE RANGE OF COMMON STOCK...........     16
CAPITALIZATION........................     17
SELECTED CONSOLIDATED FINANCIAL
  DATA................................     18
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................     20

                                          PAGE
                                        --------

BUSINESS..............................     30
MANAGEMENT............................     40
RELATED PARTY TRANSACTIONS............     41
PRINCIPAL AND SELLING STOCKHOLDERS....     42
UNDERWRITERS..........................     44
LEGAL MATTERS.........................     46
EXPERTS...............................     46
WHERE YOU CAN FIND MORE INFORMATION...     46
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................    F-1

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING PRI AUTOMATION AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                                 PRI AUTOMATION

    We are a leading global supplier of advanced automation systems and software for the semiconductor industry. We offer complete and flexible solutions that address a wide range of automation requirements for semiconductor manufacturers and for original equipment manufacturers, or OEMs, of semiconductor process tools. Our factory automation systems and software help semiconductor manufacturers optimize the flow of material and data throughout the semiconductor fabrication facility, or fab, improving productivity and increasing the manufacturer's return on investment. Our robotic wafer-handling systems and software offer high-performance and reliability for OEM process tool manufacturers, allowing them to focus on developing next generation process technology. We also provide automation services, including equipment layout and design, fab simulation, project management, installation and on-site support. We sell and support our products through a global direct sales and support organization operating out of offices in North America, Europe, Israel, Taiwan, South Korea, Singapore, and Japan. Our customers include many of the world's leading semiconductor manufacturers and semiconductor capital equipment suppliers.

    Semiconductor production is one of the most complex and logistically challenging manufacturing operations in the world. As the complexity of advanced semiconductor devices has increased, the capital expenditure required to build or upgrade semiconductor manufacturing facilities has also grown, and the cost of constructing and equipping a state-of-the-art production fab today can be in excess of $1.5 billion. Advances in semiconductor technology, intensifying competitive pressures and the need to improve the return on invested capital are driving semiconductor manufacturers to seek ways to:

    - increase wafer throughput while maintaining high product yields;

    - lower production costs by maximizing utilization of facilities and process tools;

    - more efficiently manage the increasingly complex production process;

    - respond more quickly and flexibly to changing customer requirements; and

    - solve the ergonomic and logistical problems associated with 300mm wafer manufacturing.

    In an effort to address these challenges, semiconductor manufacturers have in recent years sought to automate portions of their production processes to reduce human handling and thereby improve production yields and throughput and increase the efficiency of their operations. These efforts initially focused on the automation of individual process tools. Subsequently, semiconductor manufacturers have been adopting more comprehensive factory automation strategies, including systems that automate the storage and movement of materials throughout the fab. As a result, an increasing amount of semiconductor capital equipment spending has been directed to factory automation systems.

    We offer integrated factory automation solutions designed to enhance productivity throughout the fab, thereby increasing return on investment and overall factory effectiveness. We combine our advanced automation systems and factory management software with a broad range of implementation services that draw on our extensive domain expertise in the semiconductor fabrication process to provide integrated automation solutions. By optimizing the flow of materials and data throughout the fab, our products enable customers to more effectively plan, schedule and carry out their production activity. Our hardware and software products, ranging from tool automation systems and associated controls to factory-wide automation systems and planning and scheduling software, are designed to work together efficiently and to be easily installed and flexibly reconfigured. Our products support industry standards, providing customers with the option of purchasing our integrated factory automation solutions or incorporating elements of our system into their existing fab automation infrastructure.

    Our objective is to extend our position as the leading supplier of factory automation solutions for semiconductor manufacturing. To achieve this objective, we are pursuing a business strategy to:

    - provide comprehensive factory automation solutions;

    - strengthen our customer relationships;

    - expand our product offerings;

    - increase our penetration of the Asia-Pacific market; and

    - exploit emerging 300mm wafer automation opportunities.

    Our principal executive offices are located at 805 Middlesex Turnpike, Billerica, Massachusetts 01821-3986, and our telephone number is
(978) 670-4270. Our web site address is WWW.PRIA.COM. The information on our web site is not incorporated by reference into this prospectus.

    Encore!, Leverage and PROMIS are our registered trademarks, and AeroLoader, AeroTrak, FAbuilder, TransNet, TurboStocker and the PRI logo are our trademarks. This prospectus also contains trademarks and trade names of other companies.

                                  THE OFFERING

Common stock offered by:
  PRI Automation.......................                        shares
  Selling stockholders.................                        shares
Common stock to be outstanding after
  this offering........................                        shares
Use of proceeds........................                        For general corporate purposes, including
                                                                 working capital and possible
                                                                 acquisitions.
Nasdaq National Market symbol..........                        PRIA

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 24, 2000. This number does not include:

    - options outstanding at March 24, 2000 to purchase 3,471,310 shares of common stock;

    - an additional 1,050,082 shares of common stock that we have reserved for grant under our stock option plans after March 24, 2000; and

    - 429,320 shares of common stock issuable under our stock purchase plans at March 24, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               THREE MONTHS ENDED
                                               FISCAL YEAR ENDED SEPTEMBER 30,              -------------------------
                                     ----------------------------------------------------   DECEMBER 27,   JANUARY 2,
                                       1995       1996       1997       1998       1999         1998          2000
                                     --------   --------   --------   --------   --------   ------------   ----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total net revenue..................  $106,278   $166,256   $236,100   $203,545   $136,296     $ 29,635      $58,693
Gross profit.......................    57,281     89,970    115,128     78,790     52,542        9,490       21,378
Operating profit (loss)............     7,599     31,973     35,316    (31,014)   (37,955)     (11,260)         204
Net income (loss)..................     5,186     27,279     27,497    (22,623)   (36,085)      (7,655)         294
Net income (loss) per common share:
  Basic............................  $   0.32   $   1.40   $   1.35   $  (1.08)  $  (1.67)    $  (0.36)     $  0.01
  Diluted..........................  $   0.29   $   1.33   $   1.27   $  (1.08)  $  (1.67)    $  (0.36)     $  0.01
Weighted average number of shares
  outstanding:
  Basic............................    16,348     19,501     20,408     20,988     21,628       21,269       22,514
  Diluted..........................    18,019     20,466     21,570     20,988     21,628       21,269       24,483

    The above table excludes a pro forma net income (loss) presentation, which gives effect to certain income tax expense adjustments related to our Equipe acquisition. For more information, see our consolidated statements of operations included elsewhere in this prospectus.

    The as adjusted column in the consolidated balance sheet data below gives
effect to the sale of the             shares of common stock we are offering at
an assumed public offering price of $           per share, after deducting the
estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                AS OF JANUARY 2, 2000
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 45,164           $
  Working capital...........................................    87,301
  Total assets..............................................   153,568
  Obligation under capital lease, less current portion, and
    other non-current liabilities...........................     1,063
  Total stockholders' equity................................   107,859

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

    OVERSUPPLY IN THE SEMICONDUCTOR MARKET MAY IN THE FUTURE REDUCE DEMAND FOR CAPITAL EQUIPMENT, INCLUDING FOR OUR SYSTEMS.

    Our business depends heavily upon capital expenditures by semiconductor manufacturers, particularly manufacturers that are opening or expanding semiconductor fabrication facilities. These manufacturers frequently postpone or abandon their plans to make capital expenditures when demand for their products and products containing semiconductors is low. The semiconductor industry has been highly cyclical, and periods of oversupply in the market for semiconductors have caused significantly reduced demand for capital equipment, including systems such as ours. We believe that this cyclicality will continue. In addition, the recent high rate of technical innovation and resulting improvements in the performance and price of semiconductor devices, which have driven much of the demand for our products, could slow or encounter limits.

    THE SEMICONDUCTOR INDUSTRY RECENTLY EXPERIENCED A DOWNTURN THAT ADVERSELY AFFECTED OUR OPERATING RESULTS, AND REDUCED DEMAND FOR SEMICONDUCTORS IN THE FUTURE COULD JEOPARDIZE OUR PLANS.

    In recent years, the semiconductor industry experienced a significant downturn, which seriously harmed our ability to sell our systems. The recent downturn in the Asia-Pacific market also affected demand for semiconductor manufacturing equipment, including our systems. These and other factors significantly reduced our revenue and profitability in fiscal 1999. Our total net revenue for fiscal 1999 was $136.3 million, compared with total net revenue of $203.5 million in fiscal 1998. This decline occurred primarily in our factory automation systems and tool automation systems businesses. In fiscal 1999, we incurred a net loss of $36.1 million, compared with a net loss of $22.6 million in fiscal 1998. These losses included special charges, including charges for restructuring and personnel reductions related to cost-cutting measures we took in response to the industry downturn. If we take cost-cutting measures in response to another downturn in the semiconductor industry, we may be unable to continue to invest in marketing, research, development and engineering at the levels we think necessary to maintain our competitive position. Our failure to make these investments could seriously curtail our long-term business prospects.

    OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO ANTICIPATE SALES.

    Our systems often have a lengthy sales cycle. As a result, we have difficulty anticipating the timing and amount of specific sales. We may also spend significant amounts of money and effort with no assurance that we will make a sale. Before buying one of our systems, a prospective customer must generally decide to upgrade or expand existing facilities or to construct new facilities. These undertakings are major decisions for most prospective customers and typically involve significant capital commitments and lengthy evaluation and approval processes. In addition, downturns in the semiconductor industry may cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of our systems.

    OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, AND OUR STOCK PRICE COULD FALL IF OUR OPERATING RESULTS ARE BELOW THE EXPECTATIONS OF ANALYSTS OR INVESTORS.

    Many factors may cause our operating results to fluctuate significantly. Some of these factors are:

    - the timing of significant orders;

    - the gain or loss of any significant customer;

    - new product announcements and releases by us or our competitors;

    - order cancellations and shipment reschedulings or delays;

    - patterns of capital spending by our customers;

    - market acceptance of new and enhanced versions of our products;

    - changes in the pricing and the mix of products we sell;

    - cyclicality in the semiconductor industry and the markets served by our customers;

    - the timing of any acquisitions and related costs; and

    - changes in personnel and related costs.

    In addition, because our services and maintenance revenue is largely correlated with our product and equipment revenue, a decline in product and equipment revenue could reduce services and maintenance revenue in the same quarter or in subsequent quarters.

    If our operating results fall below the expectations of financial analysts or investors, our stock price could fall. As a result of these factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict our future performance.

    DELAY IN OUR SHIPMENT OF A SINGLE SYSTEM COULD SUBSTANTIALLY DECREASE OUR SALES FOR A PERIOD.

    We derive a substantial portion of our revenue from the sale of a relatively small number of our systems. The purchase price of our systems generally ranges from $3.0 million to $15.0 million, and we usually take more than one or two fiscal quarters to deliver our systems. As a result, any delay in the recognition of revenue for a single system could harm our results for a given accounting period. If we delay a shipment near the end of a fiscal period because, for example, the customer reschedules or cancels its order or we encounter unexpected manufacturing difficulties, our sales in that fiscal period could fall significantly below the expectations of financial analysts and investors. This could cause our stock price to fall.

    WE TYPICALLY CHARGE A FIXED PRICE FOR A SYSTEM, WHICH LEAVES US VULNERABLE TO COST OVERRUNS.

    Our operating results also fluctuate because our gross margins vary. Our gross margins vary for a number of reasons, including:

    - the mix of products we sell;

    - the average selling prices of products we sell;

    - the costs to manufacture, market, service and support our new products and enhancements;

    - the costs to customize our systems; and

    - our efforts to enter new markets.

We typically charge a fixed price for our systems. As a result, if the costs we incur in performing a contract exceed our expectations, we generally cannot pass those costs on to our customer.

    WE HAVE SIGNIFICANT FIXED COSTS WHICH ARE NOT EASILY REDUCED DURING A DOWNTURN.

    We continue to invest in research and development, capital equipment and extensive ongoing customer service and support capability worldwide. These investments create significant fixed costs that we may be unable to reduce rapidly if we do not meet our sales goals. Moreover, if we lack a significant backlog of orders for an extended period of time, we may have difficulty planning our future production and inventory levels, which could also cause fluctuations in our operating results.

    WE HAVE A LIMITED NUMBER OF CUSTOMERS, AND THE LOSS, CANCELLATION OR DELAY OF ANY ORDER BY THESE CUSTOMERS COULD HARM OUR BUSINESS.

    Historically, we have derived a significant portion of our revenue from a limited number of customers. We expect this trend to continue for the foreseeable future. The loss, cancellation or delay of any order by these customers could significantly reduce our revenue and harm our reputation in the industry. Sales to our top ten customers accounted for 67% of our total net revenue in fiscal 1997, 60% in fiscal 1998 and 54% in fiscal 1999. One customer, Intel, accounted for 32% of our total net revenue in fiscal 1997, 19% in fiscal 1998 and 21% in fiscal 1999. Our largest customers can change from year to year, as some customers complete large semiconductor fabrication facilities and others initiate new projects. Moreover, at least one of our significant customers has adopted a policy of maintaining multiple vendors for the products it purchases. This kind of policy could limit our ability to sell our products to our customers.

    WE DO NOT HAVE LONG-TERM PURCHASE AGREEMENTS WITH OUR CUSTOMERS, AND AS A RESULT OUR CUSTOMERS COULD STOP PURCHASING OUR PRODUCTS AND SERVICES AT ANY TIME.

    None of our customers has any long-term obligation to continue to purchase our products or services, and any customer could reduce or cease ordering our products or services. Our failure to obtain large orders from new or existing customers could seriously harm our business. We believe that sales to some of our customers will decrease in the near future as they complete their current purchases for new or expanded semiconductor fabrication facilities. In the past, our customers have sometimes failed to place orders we expected or have delayed or canceled delivery schedules as a result of changes in their requirements. Because of the long sales cycle for our products, we may have difficulty in quickly replacing orders that our customers cancel or reduce. When a customer cancels an order, our sales contract generally allows us to recover only our costs and a portion of our anticipated profits from the sale. Any order deferrals or cancellations could seriously harm our business.

    DEMAND FOR LESS EXPENSIVE SEMICONDUCTORS IS INCREASING PRESSURE TO REDUCE PRICES IN OUR INDUSTRY.

    Semiconductors are increasingly being incorporated into less expensive products, which limits the price that semiconductor manufacturers can charge for semiconductors. As a result, semiconductor manufacturers face increasing pressure to reduce their costs, which in turn creates pressure on semiconductor equipment manufacturers, such as ourselves, to reduce the prices of their products. We believe that over time this trend will lead to lower prices, which would reduce our revenue and adversely affect our operating results.

    INDUSTRY CONSOLIDATION AND OUTSOURCING OF THE MANUFACTURE OF SEMICONDUCTORS TO FOUNDRIES COULD REDUCE THE NUMBER OF AVAILABLE CUSTOMERS.

    The substantial expense of building or expanding a semiconductor fabrication facility is leading increasing numbers of semiconductor companies to contract with foundries, which manufacture semiconductors designed by others. As manufacturing is shifted to foundries, the number of our potential customers could decrease, which would increase our dependence on our remaining customers. Recently, consolidation within the semiconductor manufacturing industry has increased. If semiconductor manufacturing is consolidated into a small number of foundries and other large companies, our failure to win any significant bid to supply equipment to those customers could seriously harm our reputation and materially and adversely affect our revenue and operating results.

    OUR ONGOING INVESTMENTS IN THE ASIA-PACIFIC MARKET MAY NOT BE SUCCESSFUL.

    We believe that our continued presence in the Asia-Pacific market will be important to our long-term future financial performance. Accordingly, we expect to continue to invest significant resources to increase our presence in the Asia-Pacific market. Many of our Japanese competitors have longstanding collaborative relationships with Japanese and other semiconductor manufacturers in the Asia-Pacific region. Accordingly, we may be unable to increase sales in the Asia-Pacific semiconductor market. This market, which includes South Korea, Taiwan, Singapore, China and, most significantly, Japan, represents a substantial percentage of worldwide semiconductor manufacturing capacity.

    WE HAVE INVESTED HEAVILY IN 300MM WAFER TECHNOLOGY, WHICH IS BEING ADOPTED MORE SLOWLY THAN EXPECTED, AND COMPETITION FOR EARLY 300MM ORDERS MAY BE INTENSE.

    We have invested, and are continuing to invest, substantial resources to develop new systems and technologies to automate the processing of 300mm wafers. However, the industry transition from the current, widely used 200mm manufacturing technology to 300mm manufacturing technology is occurring more slowly than expected, partly as a result of the recent period of reduced demand for semiconductors. Although a small number of pilot projects are currently in operation, no 300mm semiconductor fabrication facility is producing wafers in commercial quantities. Any significant delay in the adoption of 300mm manufacturing technology, or the failure of the industry to adopt 300mm manufacturing technology, could significantly reduce our opportunities for future growth. Moreover, continued delay in the transition to 300mm technology could permit our competitors to introduce competing or superior 300mm products. Manufacturers implementing factory automation in 300mm pilot projects may initially seek to purchase systems from multiple vendors. Competition, including price competition, for such early 300mm orders could be vigorous. A vendor whose system is selected for an early 300mm pilot project may have, or be perceived to have, an advantage in competing for future orders, and thus the award to a competitor of one or more early 300mm orders could cause our stock price to fall.

    WE NEED MANAGERIAL AND TECHNICAL EMPLOYEES, WHO ARE DIFFICULT TO HIRE AND RETAIN.

    We need to hire additional management-level employees and substantial numbers of employees with technical backgrounds for both our hardware and software engineering and technical support staffs. The market for these employees is becoming increasingly competitive, and we have occasionally experienced delays in hiring these personnel. Our failure or inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis would adversely affect our ability to develop, manufacture, install and support our systems.

    WE MAY HAVE DIFFICULTY MANAGING GROWTH IN LIGHT OF FLUCTUATING DEMAND.

    If the semiconductor industry grows, we may have to design and manufacture our systems in larger volumes than we do now. If demand for our products increases rapidly, we may have difficulty increasing our production capacity while maintaining our standards of quality and reliability, and delivery times for our systems may increase. In particular, it could be difficult for us to rapidly recruit and train the substantial number of qualified engineering and technical personnel who would be necessary to fulfill one or more large, unanticipated orders. If we fail to meet a customer's delivery or performance criteria, we could lose business from that customer, cause long-term damage to our reputation and have higher warranty and service costs. Any of these results could seriously harm our business. Further, if we are unable to expand our existing manufacturing capacity to meet demand, a customer's placement of a large order for the development and delivery of factory automation systems during a particular period might deter other customers from placing similar orders with us for the same period.

    Our systems, procedures, controls and staffing may not be adequate to support any rapid growth in our operations, if any. Our failure to respond effectively to fluctuating demand for our products and to manage our future growth, if any, could seriously harm our business.

    OUR INTERNATIONAL OPERATIONS CREATE SPECIAL RISKS.

    Our net export sales to customers outside North America accounted for 46.6% of our total net revenue in fiscal 1997, 35.5% in fiscal 1998 and 32.4% in fiscal 1999. We anticipate that international sales will continue to account for a significant portion of our total net revenue for the foreseeable future. Our plans to expand internationally may distract our attention from our domestic operations and may absorb financial resources needed elsewhere. Our international operations are subject to additional risks, including:

    - unexpected changes in trading policies, regulatory requirements, exchange rates, tariffs and other barriers;

    - unstable political and economic environments;

    - greater difficulties in collecting accounts receivable;

    - difficulties in managing distributors or representatives;

    - restrictions on exporting and importing technology;

    - fewer protections for our intellectual property;

    - longer sales cycles than with domestic customers;

    - difficulties in staffing and managing foreign operations;

    - restrictions on the repatriation of earnings; and

    - potentially adverse tax consequences.

    Although our international sales are primarily denominated in U.S. dollars, changes in currency exchange rates could make it more difficult for us to compete with foreign manufacturers on price. If our international sales increase relative to our total revenue, these factors could have a more pronounced effect on our operating results. In any event, any of these factors could cause serious harm to our business.

    WE FACE SIGNIFICANT COMPETITION FROM OTHER AUTOMATION COMPANIES, WHICH MAY LIMIT THE PRICES WE CAN CHARGE FOR OUR SYSTEMS AND MAY CAUSE US TO LOSE SALES.

    Our factory automation division competes with Daifuku, Murata Machinery, Shinko Electric and a number of other smaller foreign and domestic manufacturers of automated machinery used in semiconductor fabrication facilities. Our tool automation systems division competes with Genmark Automation, Asyst Technologies, Brooks Automation and a number of other foreign and domestic wafer-handling robotics companies, including in-house organizations of process tool manufacturers that develop their own automation technology, as well as other smaller robotics companies. Our software products compete with products provided by Consilium, a subsidiary of Applied Materials, Brooks Automation and other vendors. We believe that competition in our industry is likely to intensify.

    We believe that, once a semiconductor manufacturer selects a vendor's equipment for a particular fab, the manufacturer may continue to rely upon that equipment for a specific application in other fabs. Accordingly, we may have difficulty selling to potential customers that have selected a competitor's equipment, and we expect that difficulty to last for a significant period of time. However, at least one of our significant customers has adopted a policy of maintaining multiple vendors for the products it purchases. This kind of policy could limit additional sales to existing customers. In addition, the expected transition to 300mm technology may cause new competitors to enter our markets and may diminish our competitive advantage with customers for whom we are the incumbent supplier of automation equipment. In the face of increased competition, we may need to lower our prices, which could seriously harm our business.

    WE MUST CONTINUALLY IMPROVE OUR TECHNOLOGY TO REMAIN COMPETITIVE.

    Technology changes rapidly in the semiconductor manufacturing industry. Our ability to compete will depend, in part, on our ability to develop and introduce more advanced systems at competitive prices and on a cost-effective basis so as to enable our customers to integrate them into their operations either before or as they begin volume product manufacturing. For example, as the semiconductor industry transitions from 200mm manufacturing technology to 300mm technology, we believe it is important to our future success to develop and sell new products that are compatible with 300mm manufacturing technology. If our competitors introduce new technologies, our sales could decline and our existing products could lose market acceptance. Our success in developing, introducing, selling and supporting more advanced systems depends upon many factors, including:

    - component selection;

    - timely and efficient completion of product design and development;

    - timely and efficient implementation of manufacturing and assembly processes;

    - software development;

    - product performance in the field; and

    - effective sales, marketing, service and project management.

    Because we must commit resources to product development well in advance of sales, our product development decisions must anticipate technological advances by leading semiconductor manufacturers. We may not be successful in that effort. Our inability to select, develop, manufacture and market new systems or enhance our existing systems could cause us to lose our competitive position and could seriously harm our business.

    WE MAY EXPERIENCE DELAYS IN PRODUCT DEVELOPMENT AND TECHNICAL DIFFICULTIES THAT COULD DELAY NEW PRODUCT INTRODUCTIONS.

    Because our systems are complex and have a large number of components, there can be a significant lag between the time we introduce a system and the time we begin to produce that system in volume. We have occasionally experienced delays in introducing some of our systems and enhancements, as well as certain technical and manufacturing difficulties with those systems and enhancements. For example, as the level of sophistication of technology in the semiconductor industry increases, we have found it increasingly difficult to coordinate complex manufacturing equipment and software in our systems and to train our technical and manufacturing personnel in a timely manner. We could experience similar delays and difficulties in the future. In addition, we must customize some of our systems to meet a customer's site or operating requirements. Our inability to complete the development or meet the technical specifications of any of our new systems or enhancements or to manufacture and ship these systems or enhancements in volume in a timely manner could impair our relationships with our customers and seriously harm our business. In addition, we may incur substantial unanticipated costs to ensure that our new products function properly and reliably early in their life cycle. These costs could include greater than expected installation and support costs or increased materials costs as a result of expedited changes. We may not be able to pass these costs on to our customers. Any of these events could seriously harm our business.

    FUTURE ACQUISITIONS MAY DISRUPT OUR OPERATIONS.

    We acquired Promis Systems in March 1999, we acquired Equipe and its European distributor, Chiptronix Handling Systems, in the first half of 1998 and we acquired Interval Logic Corporation in 1997. We actively pursue potential acquisitions, and any acquisition we make could disrupt our operations and seriously harm our business. We may encounter difficulties in integrating the operations of acquired companies with our own operations. We may also be unable to successfully develop, market and sell their products. Any future acquisitions also pose additional risks, including:

    - diversion of our management's attention;

    - loss of key employees of the acquired company;

    - interruptions in the sales efforts of the acquired company;

    - failure to integrate financial and accounting systems successfully;

    - significant acquisition and integration expenses; and

    - assumption of legal and other liabilities and risks.

Any of these factors could seriously harm our business. Moreover, these and future acquisitions may not produce the revenue, earnings or business synergies that we anticipated, and an acquired product, service or technology might not perform as we expected. Any such event could cause customer dissatisfaction and damage our reputation.

    If we issue equity securities to pay for an acquisition, the ownership percentage of our existing stockholders would be reduced. If we use cash to pay for an acquisition, the payment could significantly reduce the cash that would be available to fund our operations or for other purposes. Acquisition financing may not be available on favorable terms, or at all. In addition, we may be required to amortize significant amounts of goodwill or other intangible assets in connection with future acquisitions, which could seriously harm our operating results.

    WE DEPEND ON SUBCONTRACTORS AND ONE OR A FEW SUPPLIERS FOR SOME COMPONENTS AND MANUFACTURING PROCESSES.

    For some components or specialized processes that we use in our products, such as painting of system cabinets and enclosures, we depend on subcontractors or have available only one or a few suppliers. Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. We intend in the near future to outsource additional aspects of our manufacturing operations to additional subcontractors and suppliers. We could experience disruption in obtaining components we need for our products and may not be able to develop alternatives in a timely manner. If we are unable to obtain adequate deliveries of components for our products for an extended period of time, we may have to pay more for inventory, parts and other supplies, seek alternative sources of supply or delay shipping products to our customers. We could also damage our relationships with customers. Any such increased costs, delays in shipping or damage to customer relationships could seriously harm our business.

    WE DEPEND ON MORDECHAI WIESLER AND MITCHELL G. TYSON.

    Our future success depends significantly on the skills, experience and efforts of our founder, Chairman of the Board and Treasurer, Mordechai Wiesler, and our President and Chief Executive Officer, Mitchell G. Tyson. We also depend on other executive officers and key personnel. Many of these individuals would be difficult to replace. The loss of Mr. Wiesler, Mr. Tyson or any other key person could seriously harm our business.

    OUR SOFTWARE PRODUCTS MAY CONTAIN ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUE, DELAYED OR LIMITED MARKET ACCEPTANCE OR PRODUCT LIABILITY CLAIMS WITH SUBSTANTIAL LITIGATION COSTS.

    Complex software products like ours can contain errors or defects, particularly when we first introduce new products or when we release new versions or enhancements. Defects or errors in current or future products, including FAbuilder, PROMIS, TransNet and our recently announced Encore! software, could result in lost revenue or a delay in market acceptance, which would seriously harm our business and operating results. In the past, we have occasionally discovered software errors in our new software products and new releases after their introduction, and we expect that this will continue. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects.

    Because many of our customers use our products for business-critical applications, any errors, defects or other performance problems could result in financial or other damage to our customers and could significantly impair their operations. Our customers could seek to recover damages from us for losses related to any of these issues. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could adversely affect our marketing efforts.

    WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY.

    Our success depends to a significant degree upon our patent for certain key elements of our AeroTrak monorail system, our other patents, our source code and our other proprietary technology. The steps we have taken to protect our technology may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. For example, our patents could be challenged, invalidated or circumvented, and the rights we have under our patents could provide no competitive advantages. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States. Other companies could independently develop similar or superior technology without violating our proprietary rights. Any misappropriation of our technology or the development of competitive technology could seriously harm our business.

    If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

    CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HARM OUR BUSINESS.

    Third parties could claim that our products or technology infringe their patents or other proprietary rights. Although we conduct patent searches to determine whether the technology used in our products infringes patents held by third parties, these searches are not comprehensive and may not reveal potential third party claimants. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could seriously harm our business.

    If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms or on any terms. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could therefore seriously harm our business.

RISKS RELATED TO THIS OFFERING

    THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING.

    The market price of our common stock has fluctuated widely and may continue to do so. For example, during fiscal 1999 and the first two quarters of fiscal 2000 the price of our stock ranged from a high of $94.50 per share to a low of $9.57 per share. Many factors could cause the market price of our common stock to rise and fall. These factors include:

    - variations in our quarterly operating results;

    - announcements of technological innovations;

    - introduction of new products or new pricing policies by us or our competitors;

    - announcements by us or our competitors of significant customer orders;

    - acquisitions or strategic alliances by us or others in our industry;

    - the hiring or departure of key personnel;

    - changes in the semiconductor industry cycle;

    - changes in market valuations of companies within the semiconductor industry; and

    - changes in estimates of our performance or recommendations by financial analysts.

    When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Any of these events could seriously harm our business.

    WE MAY NEED ADDITIONAL FINANCING, WHICH COULD BE DIFFICULT TO OBTAIN.

    We expect our existing cash and investment balances, funds available under our revolving credit facility agreement and cash generated from operations, together with our net proceeds from this offering, will be sufficient to meet our cash requirements to fund operations and expected capital expenditures during at least the next twelve months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. Further, if we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

    PROVISIONS OF OUR CHARTER AND BY-LAWS AND MASSACHUSETTS LAW MAKE A TAKEOVER OF OUR COMPANY MORE DIFFICULT.

    Our basic corporate documents, our stockholder rights plan and Massachusetts law contain provisions that could discourage, delay or prevent a change in the control of our company, even if a change of control would be beneficial to our stockholders.

    WE CANNOT STATE WITH CERTAINTY HOW WE WILL USE THE PROCEEDS OF THIS
OFFERING.

    We intend to use our net proceeds from the offering for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses. We have not reserved or allocated the net proceeds for any specific purpose, and we cannot state with certainty how we will use the net proceeds. Accordingly, we will have considerable discretion in applying the net proceeds. We may not be successful in investing the proceeds from this offering, in our operations or external investments, to yield a favorable return.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

    Some of the information in this prospectus and in the documents that we incorporate by reference into this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "expect," "anticipate," "plan," "believe," "seek," "estimate," "internal," "backlog" and similar words. Statements that we make in this prospectus and in the documents that we incorporate by reference into this prospectus that are not statements of historical fact may also be forward-looking statements. In particular, statements that we make in "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to our shipment level and profitability, increased market share and the sufficiency of capital to meet working capital and capital expenditures requirements, are forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Before you invest in our common stock, you should be aware that the factors we discuss in "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ from any forward-looking statements.

    This prospectus contains industry data related to our business and the semiconductor industry. This industry data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. The failure of semiconductor manufacturers to buy wafer fabrication equipment at expected rates may have a material adverse effect on our business, results of operations and financial condition, and the market price of our common stock.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the shares of common stock we are offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay, and assuming a public offering price of $ per share, will be approximately $ million, or
approximately $    million if the underwriters exercise their over-allotment
option in full. We will not receive any proceeds from the sale of common stock by the selling stockholders.

    We intend to use our net proceeds from the offering for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses. Accordingly, our management will have broad discretion in the application of our net proceeds. We currently have no agreement or understanding regarding any acquisition or investment. Pending these uses, we intend to invest our net proceeds from the offering in investment-grade, short-term, interest-bearing instruments.

                                DIVIDEND POLICY

    We have never paid or declared cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The current policy of our board of directors is to retain all earnings, if any, for use in our business.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the trading symbol "PRIA." As of March 24, 2000, there were 261 holders of record of our common stock. We believe that there are a substantial number of additional beneficial owners that hold stock in nominee or "street name" through brokerage firms. The following table provides the high and low sales prices for our common stock as reported on the Nasdaq National Market for each of the periods indicated:

                                                                   LOW              HIGH
                                                             ---------------   ---------------
FISCAL 1998
  First Quarter............................................  $         27.25   $         55.81
  Second Quarter...........................................            23.62             37.00
  Third Quarter............................................            14.06             28.38
  Fourth Quarter...........................................            10.44             17.88

FISCAL 1999
  First Quarter............................................             9.57             27.75
  Second Quarter...........................................            24.06             44.31
  Third Quarter............................................            20.75             39.00
  Fourth Quarter...........................................            24.75             39.75

FISCAL 2000
  First Quarter............................................            32.75             68.13
  Second Quarter...........................................            57.63             94.50
  Third Quarter (through April 10, 2000)...................  $         50.00             75.56

    On April 10, 2000, the closing sale price for our common stock as reported on the Nasdaq National Market was $70.38.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of January 2, 2000 on an actual basis and as adjusted to reflect our receipt of the net proceeds from
the issuance and sale of the         shares of common stock offered by us in
this offering at an assumed public offering price of     per share, after
deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. You should read this information in conjunction with our consolidated financial statements and the related notes included herein.

                                                               AS OF JANUARY 2, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Obligation under capital lease, less current portion, and
  other non-current liabilities.............................  $  1,063     $
Minority interest...........................................       162
Stockholders' equity:
  Series A participating cumulative preferred stock, $0.01
    par value; 250,000 shares authorized; none outstanding,
    actual and as adjusted..................................        --
  Special voting preferred stock, $0.01 par value; one share
    authorized and outstanding, actual and as adjusted......         0
  Preferred stock (undesignated), $0.01 par value; 149,999
    shares authorized; none outstanding, actual and as
    adjusted................................................        --
  Common stock, $0.01 par value; 50,000,000 shares
    authorized; 22,788,909 shares outstanding,
    actual;       shares outstanding, as adjusted...........       228
Additional paid-in capital..................................   149,529
Accumulated deficit.........................................   (41,898)
                                                              --------
  Total stockholders' equity................................   107,859
                                                              --------
      Total capitalization..................................  $109,084     $
                                                              ========     ========

    Our Series A participating cumulative preferred stock relates to our stockholder rights plan, which we adopted in December 1998. Our special voting preferred stock enables the holders of the exchangeable shares issued in connection with our acquisition of Promis to vote together with holders of common stock as a single class.

    The information in this table does not reflect the following proposed corporate actions that were adopted at our annual stockholder meeting, held on March 10, 2000:

    - an increase in our authorized common stock to 75,000,000 shares of common stock;

    - an increase of 70,000 shares of common stock issuable under our 1994 Employee Stock Purchase Plan;

    - approval of the 2000 Stock Option Plan, which allows us to grant options to purchase an additional 400,000 shares of common stock; and

    - approval of the 2000 Employee Stock Purchase Plan, which provides for the issuance of up to 350,000 shares of common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data as of September 30, 1998 and 1999 and for each of the three fiscal years in the period ended September 30, 1999 have been derived from our consolidated financial statements included in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The report of PricewaterhouseCoopers LLP with respect to those financial statements, insofar as it relates to amounts included from the consolidated financial statements of Promis Systems Corporation Ltd. for the year ended December 31, 1997, which have been audited by Ernst & Young LLP, independent accountants, is based solely on the report of that firm. We have derived the following selected consolidated financial data as of September 30, 1995, 1996 and 1997 and for the fiscal years ended September 30, 1995 and 1996 from our consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of January 2, 2000 and the selected consolidated statement of operations data for the three months ended
December 27, 1998 and January 2, 2000 have been derived from our unaudited consolidated financial statements, which have been prepared on a basis substantially consistent with the audited consolidated financial statements and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the three months ended January 2, 2000 are not necessarily indicative of future results. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included herein.

                                                                                                     THREE MONTHS ENDED
                                                     FISCAL YEAR ENDED SEPTEMBER 30,              -------------------------
                                           ----------------------------------------------------   DECEMBER 27,   JANUARY 2,
                                             1995       1996       1997       1998       1999         1998          2000
                                           --------   --------   --------   --------   --------   ------------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net revenue:
  Product and equipment..................  $ 94,868   $151,650   $217,437   $171,791   $100,074     $ 20,717      $ 49,163
  Services and maintenance...............    11,410     14,606     18,663     31,754     36,222        8,918         9,530
                                           --------   --------   --------   --------   --------     --------      --------
    Total net revenue....................   106,278    166,256    236,100    203,545    136,296       29,635        58,693
Cost of revenue:
  Product and equipment..................    43,934     65,958    105,616    105,342     63,850       15,766        31,259
  Services and maintenance...............     5,063     10,328     15,356     19,413     19,904        4,379         6,056
                                           --------   --------   --------   --------   --------     --------      --------
    Total cost of revenue................    48,997     76,286    120,972    124,755     83,754       20,145        37,315
                                           --------   --------   --------   --------   --------     --------      --------
Gross profit.............................    57,281     89,970    115,128     78,790     52,542        9,490        21,378
Operating expenses:
  Research and development...............    18,032     26,303     36,198     44,509     45,480       10,414        12,159
  Selling, general and administrative....    22,875     31,694     43,614     46,787     38,642        9,686         9,015
  Acquired in-process research and
    development..........................        --         --         --      8,417         --           --            --
  Merger costs and special charges.......     8,775         --         --     10,091      6,375          650            --
                                           --------   --------   --------   --------   --------     --------      --------
Operating profit (loss)..................     7,599     31,973     35,316    (31,014)   (37,955)     (11,260)          204
Other income, net........................     1,285      2,121      1,223        625      2,935          656           200
                                           --------   --------   --------   --------   --------     --------      --------
Income (loss) before income taxes........     8,884     34,094     36,539    (30,389)   (35,020)     (10,604)          404
Provision for (benefit from) income
  taxes..................................     3,698      6,815      9,042     (7,766)     1,065       (2,949)          110
                                           --------   --------   --------   --------   --------     --------      --------
Net income (loss)........................  $  5,186   $ 27,279   $ 27,497   $(22,623)  $(36,085)    $ (7,655)     $    294
                                           ========   ========   ========   ========   ========     ========      ========
Net income (loss) per common share:
  Basic..................................  $   0.32   $   1.40   $   1.35   $  (1.08)  $  (1.67)    $  (0.36)     $   0.01
  Diluted................................  $   0.29   $   1.33   $   1.27   $  (1.08)  $  (1.67)    $  (0.36)     $   0.01
Weighted average number of shares
  outstanding:
  Basic..................................    16,348     19,501     20,408     20,988     21,628       21,269        22,514
  Diluted................................    18,019     20,466     21,570     20,988     21,628       21,269        24,483

                                                                   AS OF SEPTEMBER 30,                      AS OF
                                                   ----------------------------------------------------   JANUARY 2,
                                                     1995       1996       1997       1998       1999        2000
                                                   --------   --------   --------   --------   --------   ----------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................  $ 39,273   $ 32,551   $ 36,752   $ 57,047   $ 51,865    $ 45,164
Working capital..................................    72,324     87,213    122,860    100,448     78,936      87,301
Total assets.....................................   114,915    147,797    195,315    167,478    146,552     153,568
Obligation under capital lease, less current
  portion, and other non-current liabilities.....       627      1,038      1,747      1,699      1,199       1,063
Total stockholders' equity.......................    82,674    106,427    141,027    123,140     99,500     107,859

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We are a leading global supplier of factory automation systems and factory management software for semiconductor manufacturers and of automation systems that are incorporated in semiconductor process tools manufactured by OEMs. We entered the semiconductor manufacturing automation business in 1982, initially concentrating on developing, manufacturing and selling tool automation systems. In fiscal 1992, we installed our first interbay automation systems and in fiscal 1994 we introduced our first intrabay automation systems.

    We have expanded our product offerings through a series of acquisitions. In October 1997, we acquired Interval Logic Corporation, or ILC, a developer of advanced planning and scheduling software for the semiconductor industry. In January 1998, we acquired Equipe Technologies, a manufacturer of atmospheric and vacuum wafer-handling robots, pre-aligners and controllers, and its affiliates Equipe Japan and E-Machine, which we refer to as the Equipe Companies. In
May 1998, we acquired Chiptronix Handling Systems, Equipe's European distributor. In March 1999, we acquired Promis Systems, a developer of manufacturing execution system, or MES, software. We accounted for the Equipe Companies, Chiptronix and Promis transactions using the pooling-of-interests method of accounting. We have restated all of the financial statements presented in this prospectus to include the financial position, results of operations and cash flows of the Equipe Companies and Promis. We have not restated our financial statements to reflect the acquisition of Chiptronix, because the effect of that restatement would be immaterial.

    Our business depends upon capital expenditures by semiconductor manufacturers in response to demand for semiconductor products. The semiconductor industry has been highly cyclical, and periods of oversupply in the market for semiconductors have caused significantly reduced demand for capital equipment, including systems such as ours. Periods of reduced demand for semiconductor manufacturing equipment occurred in 1992 and again in 1996. The semiconductor industry has only recently begun to recover from a protracted worldwide downturn that began in 1998 and increased in severity during 1999, exacerbated by economic instability in Asia. Our revenue decreased by approximately 14% from fiscal 1997 to fiscal 1998, and by an additional 33% in fiscal 1999. However, since the second quarter of fiscal 1999 we have experienced four successive quarters of revenue growth, reflecting in part, increased demand for semiconductor products and manufacturing equipment.

    In addition to making the acquisitions described above, we have continued to invest in new product development to maintain our technological and market leadership, including enhancements of our 200mm product line, development of new 300mm products, and introduction of our new MES and planning and scheduling software. Our research and development expenditures increased from $36.2 million in fiscal 1997 to $44.5 million in fiscal 1998 and $45.5 million in fiscal 1999. Meanwhile, we implemented layoffs and other expense reduction measures in other areas of our business, to the extent that we could do so without materially impairing our ability to meet customer requirements. In fiscal 1998, we recorded restructuring and other special charges of $5.6 million, reflecting personnel reductions, integration of the operations of the Equipe Companies and disposition of excess facilities and assets. In fiscal 1999, we recorded charges of $2.4 million relating to additional personnel reductions, restructuring and disposition of excess facilities. We have also recorded special charges relating to our recent acquisitions. These include merger costs of $4.5 million relating to our Equipe Companies acquisition in fiscal 1998 and merger costs of $4.0 million relating to our acquisition of Promis in fiscal 1999. We also recorded a charge of $8.4 million for acquired in-process research and development relating to our acquisition of ILC in fiscal 1998. These charges, along with our continued investment in research and development expenditures, contributed to our net losses of $22.6 million in fiscal 1998 and $36.1 million in fiscal 1999.

    Product and equipment net revenue includes revenue from all equipment sales, installation, project management and software licenses. Service and maintenance net revenue consists of service contracts, spare part sales, repairs and upgrades, software maintenance contracts and consulting and training services. Our revenue recognition depends on the particular product or service provided. For certain contracts eligible under American Institute of Certified Public Accountants Statement of Position No. 81-1, we recognize revenue on product sales using the percentage-of-completion accounting method based upon an efforts-expended method. We recognize changes to total estimated costs and anticipated losses, if any, in the period in which they are determined. Revenue recognized under the percentage-of-completion accounting method was approximately $100.7 million in fiscal 1997, $55.0 million in fiscal 1998 and $23.4 million in fiscal 1999. Revenue from product sales that we do not recognize under the percentage-of-completion method is generally recorded upon shipment to the customer, provided that no significant vendor obligations remain outstanding and that we deem collection of the related receivable to be probable. We recognize software license revenue upon delivery of the software and receipt of a written agreement from the customer, provided that acceptance is not uncertain, fees are fixed and determinable and we deem collection of the related receivable to be probable. We recognize revenue from training and consulting as services are performed. We recognize service revenue ratably over applicable contract periods or as the services are performed. We accrue for warranty costs upon shipment.

    Historically, a significant portion of our net revenue in any particular period has been attributable to sales to a limited number of customers. Net revenue from our largest customer accounted for 32% of our total net revenue in fiscal 1997, 19% in fiscal 1998 and 21% in fiscal 1999. Our largest customers may also change from year to year, as large fab projects are completed and new projects are initiated.

RESULTS OF OPERATIONS

    The following table provides, for the fiscal years indicated, information regarding income and expense items as a percentage of total net revenue:

                                                         FISCAL YEAR ENDED             THREE MONTHS ENDED
                                                           SEPTEMBER 30,            -------------------------
                                                   ------------------------------   DECEMBER 27,   JANUARY 2,
                                                     1997       1998       1999         1998          2000
                                                   --------   --------   --------   ------------   ----------
Net revenue:
  Product and equipment..........................    92.1%      84.4%      73.4%         69.9%         83.8%
  Services and maintenance.......................     7.9       15.6       26.6          30.1          16.2
                                                    -----      -----      -----         -----         -----
    Total net revenue............................   100.0      100.0      100.0         100.0         100.0
Cost of revenue:
  Product and equipment..........................    44.7       51.8       46.9          53.2          53.3
  Services and maintenance.......................     6.5        9.5       14.6          14.8          10.3
                                                    -----      -----      -----         -----         -----
    Total cost of revenue........................    51.2       61.3       61.5          68.0          63.6
                                                    -----      -----      -----         -----         -----
Gross profit.....................................    48.8       38.7       38.5          32.0          36.4
Operating expenses:
  Research and development.......................    15.3       21.9       33.3          35.1          20.7
  Selling, general and administrative............    18.5       23.0       28.3          32.7          15.4
  Acquired in-process research and development...      --        4.1         --
  Merger costs and special charges...............      --        4.9        4.7           2.2            --
                                                    -----      -----      -----         -----         -----
Operating profit (loss)..........................    15.0      (15.2)     (27.8)        (38.0)          0.3
Other income, net................................     0.5        0.3        2.1           2.2           0.4
                                                    -----      -----      -----         -----         -----
Income (loss) before income taxes................    15.5      (14.9)     (25.7)        (35.8)          0.7
Provision for (benefit from) income taxes........     3.9       (3.8)       0.8         (10.0)          0.2
                                                    -----      -----      -----         -----         -----
Net income (loss)................................   11.6%      (11.1)%    (26.5)%       (25.8)%         0.5%
                                                    =====      =====      =====         =====         =====

THREE MONTHS ENDED JANUARY 2, 2000 VERSUS THREE MONTHS ENDED DECEMBER 27, 1998

    TOTAL NET REVENUE:  Total net revenue for the fiscal quarter ended
January 2, 2000 increased 98.1% to $58.7 million, compared to $29.6 million for the corresponding period in fiscal 1999. This represents the fourth consecutive quarter of revenue growth. The growth was experienced across all of our operating segments. Most of the increase was related to product and equipment revenue, which increased 137.3%, while services and maintenance revenue increased 6.9% from the corresponding period in fiscal 1999. The increase in net revenue is due to the growth in requirements for capital equipment within the semiconductor industry arising from the increase in demand for semiconductor-related products. Net export sales to European and Asian customers for the fiscal quarter ended January 2, 2000 were $24.8 million, or 42.3% of total net revenue, compared to $5.9 million, or 20.0% of total net revenue for the corresponding period in fiscal 1999. Sales to foreign customers are denominated in U.S. dollars with the exception of certain sales of tool automation and spare parts products which are denominated in local currencies.

    GROSS PROFIT: Our gross profit margin was 36.4% for the fiscal quarter ended January 2, 2000, compared to 32.0% for the corresponding period in fiscal 1999. The increase in gross profit margin was primarily experienced by the Factory Systems and Tool Automation Systems segments. The increase in the gross profit margin is due to a number of factors including a change in product mix with a more significant increase in product and equipment revenue as compared to service and maintenance revenue. Additionally, the upturn in industry demand has improved product pricing and the growth in production volume has increased manufacturing efficiencies and improved related costs. At the same time, the gross profit margin was adversely impacted by costs related to the introduction of new products.

    RESEARCH AND DEVELOPMENT: Research and development expenses increased to $12.2 million, or 20.7% of total net revenue, for the fiscal quarter ended January 2, 2000, compared to $10.4 million, or 35.1% of total net revenue, for the corresponding quarter in fiscal 1999. The increase in spending reflects our continued investment in new product development and enhancements of existing product lines. We continued to invest in the development of 200mm and 300mm products throughout our factory automation and tool automation product lines, as well as the manufacturing execution and advanced planning and scheduling software product lines. Research and development expenses decreased as a percentage of total net revenue for the fiscal quarter ended January 2, 2000, compared with the corresponding period in fiscal 1999, due to the increase in revenues.

    SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses decreased to $9.0 million, or 15.4% of total net revenue, for the fiscal quarter ended January 2, 2000, compared to $9.7 million, or 32.7% of total net revenue, for the corresponding period in fiscal 1999. The decrease in the dollar amount of selling, general and administrative expenses for the first quarter of fiscal 2000 is primarily attributable to the consolidation of duplicate functions and activities of acquired companies.

    SPECIAL CHARGES: We did not incur special charges for the fiscal quarter ended January 2, 2000. However, at January 2, 2000, $272,000 of previously incurred special charges remained in accrued expenses. During the quarter ended March 28, 1999, we recorded special charges of $1.9 million. The special charges consisted of $1.4 million for compensation-related costs for five management employees in the selling, general and administrative functions to satisfy existing contractual obligations related to the acquired companies; $196,000 of costs associated with the reductions of leased facilities; and $248,000 for other legal issues. The remaining $272,000 of these special charges are expected to be paid by the end of calendar year 2000.

    During the first fiscal quarter of 1999, we recorded special charges of $650,000 representing provisions for employee severance compensation relating to the termination of 62 employees and consultants. The headcount reductions included 40 in manufacturing and customer support, eight in engineering, and 14 in selling, general and administrative functions. The reduction in force occurred in response to the downturn in the semiconductor equipment industry. All of these special charges have been paid.

    OPERATING PROFIT (LOSS): As a result of the increase in total net revenue and the other foregoing factors, the operating profit for the fiscal quarter ended January 2, 2000 was $204,000, or 0.3% of total net revenue, compared to an operating loss of $11.3 million, or 38.0% of total net revenue, for the corresponding quarter in fiscal 1999. Excluding the special charges of $650,000, the operating loss in the first fiscal quarter of 1999 would have been $10.6 million, or 35.8% of net revenue.

    OTHER INCOME, NET: Other income, net for the fiscal quarter ended January 2, 2000 was $200,000, compared to $656,000 for the corresponding quarter in fiscal year 1999. Interest income for the fiscal quarter ended January 2, 2000 was $537,000, compared to $548,000 for the corresponding quarter in fiscal 1999. Interest expense for the current quarter was $20,000, compared to $32,000 for the prior quarter in fiscal 1999. Net translation and foreign exchange losses for the current fiscal quarter was $241,000, compared to net translation and foreign exchange gains of $198,000 in the corresponding quarter in fiscal 1999.

    PROVISION FOR (BENEFIT FROM) INCOME TAXES: The income tax provision for the three months ended January 2, 2000 was $110,000, or 27.2% of income before income taxes, compared to a benefit of $2.9 million, or 27.8% of loss before income taxes, for the three months ended December 27, 1998. The tax provision of $110,000 is primarily related to foreign and state taxes. During the third quarter of fiscal year 1999, management concluded that a full valuation allowance against our net deferred tax assets was required, under applicable accounting standards, due to uncertainties surrounding their realization. Accordingly a valuation allowance in an amount equal to the net deferred tax assets was established to reflect these uncertainties. The effective tax rate for the three months ended
December 27, 1998 differed from the statutory rate primarily because income of certain foreign subsidiaries was not subject to income tax due to available tax credits and net operating losses.

    NET INCOME (LOSS): Net income for the fiscal quarter ended January 2, 2000 was $294,000, compared to the net loss of $7.7 million for the corresponding quarter in fiscal 1999. Excluding the special charges net of their tax effect, the net loss for the first quarter of fiscal 1999 would have been $7.2 million.

FISCAL 1999 VERSUS FISCAL 1998

    TOTAL NET REVENUE: Total net revenue for fiscal 1999 decreased 33.0% to $136.3 million, compared to $203.5 million for fiscal 1998. This overall decrease in our total net revenue is attributable to the downturn in the worldwide semiconductor industry, which resulted in a significant slowdown in the construction or expansion of semiconductor fabs. The total net revenue decline occurred primarily in our factory automation systems segment, which declined by 34.7% in fiscal 1999, and in our tool automation systems segment, which declined by 41.1% in fiscal 1999. While product and equipment revenue decreased, we gained market share in fiscal 1999 and experienced a 14.1% increase in our services and maintenance revenue. Net export sales to customers outside North America were $44.2 million, or 32.4% of total net revenue, for fiscal 1999, compared to $72.2 million, or 35.5% of total net revenue, for the prior fiscal year.

    GROSS PROFIT: Our gross profit margin was 38.5% for fiscal 1999, compared to 38.7% for the prior fiscal year. In fiscal 1998, we had $14.0 million in charges to product and equipment cost of revenue related to inventory and warranty provisions. Excluding these charges, our fiscal 1998 gross profit margin would have been 45.6%. The decline in gross profit margin in fiscal 1999 occurred principally in our factory automation systems segment, which decreased to 20.4% from 23.7%. The deterioration in margin was the result of fixed capacity and related manufacturing costs, which could not be reduced proportionally with the reduction in production volume, and a decline in product pricing for competitive reasons during the industry downturn. This decline was partially offset by favorable changes in product mix. Our gross profit margin for services and maintenance revenue increased in fiscal 1999 to 45.0% from 38.9% in fiscal 1998 and was primarily related to increased growth in software maintenance contracts.

    RESEARCH AND DEVELOPMENT: Research and development expenses increased slightly to $45.5 million, or 33.3% of total net revenue, for fiscal 1999, compared to $44.5 million, or 21.9% of total net revenue, for the prior fiscal year. The increase in the dollar amount of research and development spending reflects our continued investment in new product development and enhancements of existing product lines. We continued to invest in the development of 200mm and 300mm products throughout our factory automation and tool automation product lines as well as our manufacturing execution and advanced planning and scheduling software product lines. We believe that these investments are critical to maintaining and improving our technological and market leadership.

    SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses decreased to $38.6 million, or 28.3% of total net revenue, for fiscal 1999, compared to $46.8 million, or 23.0% of total net revenue, for the prior fiscal year. We reduced our expenses in fiscal 1999 in response to the industry downturn and through the consolidation of common activities and functions of acquired companies. In 1999, we reduced our work force by 62 persons, including 14 in sales, general and administrative functions, in addition to a reduction in force of 244 persons, including 56 in sales, general and administrative functions, in 1998. See "--Merger costs and special charges" for a discussion of severance and reductions of leased facilities.

    ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT: In fiscal 1998, we recorded a charge of $8.4 million in relation to the purchase of incomplete technology acquired in the ILC acquisition.

    MERGER COSTS AND SPECIAL CHARGES: During fiscal 1999, we incurred several special charges. In the first quarter of fiscal 1999, we recorded special charges of $650,000 representing provisions for severance compensation relating to the termination of 62 persons. The personnel reductions included 40 in manufacturing and customer support, eight in engineering and 14 in sales, general and administrative functions. In the second quarter of fiscal 1999, we acquired Promis in a pooling-of-interests transaction and recorded merger costs of $4.0 million, consisting primarily of investment banking, legal and accounting fees. In addition, during the second quarter, we recorded special charges of $1.9 million. The special charges consisted of $1.4 million for compensation-related costs for five management persons in sales, general and administrative functions to satisfy existing contractual obligations related to acquired companies; $196,000 of costs associated with the reduction of leased facilities; and $248,000 for other legal costs. In the fourth quarter of fiscal 1999, we recognized a credit of $75,000 to adjust the estimated costs to reflect actual costs. At September 30, 1999, $424,000 of these charges remained in accrued expenses and are expected to be paid by December 2000.

    During fiscal 1998, we incurred several special charges. In the second quarter of fiscal 1998, we acquired the Equipe Companies in a transaction accounted for as a pooling-of-interests. Direct acquisition costs, primarily related to legal, investment banking and accounting fees, amounted to $4.5 million and were charged against the results of operations in the quarter. Additionally, during the second, third and fourth quarters of fiscal 1998, we recorded restructuring and other special charges of $5.6 million in response to market conditions and to integrate the Equipe operations. The special charges included provisions for severance compensation of $1.9 million resulting from terminations of approximately 244 persons completed in 1998. The personnel reductions consisted of 123 in manufacturing and customer support, 65 in engineering and 56 in sales, general and administrative functions. In addition, the special charges included costs of $2.9 million relating to reductions of leased facilities space and a non-cash write-down of specialized demonstration equipment for a particular customer of $748,000 and of other assets that are not usable elsewhere. Of the total of $4.9 million in severance and lease reduction charges recorded in fiscal 1998, all of these special charges had been paid as of September 30, 1999.

    OPERATING PROFIT (LOSS): As a result of the decline in revenue and the other foregoing factors, for fiscal 1999 we experienced an operating loss of $38.0 million, or negative 27.8% of total net revenue, compared to an operating loss of $31.0 million, or negative 15.2% of total net revenue, for the prior fiscal year.

    OTHER INCOME, NET: Other income, net, in fiscal 1999 was $2.9 million, or 2.1% of total net revenue, compared to $625,000, or 0.3% of total net revenue, for the prior fiscal year. Interest income was $2.2 million for fiscal 1999 and $2.0 million for fiscal 1998, and interest expense was $123,000 for fiscal 1999 and $137,000 for fiscal 1998. Net translation and foreign exchange gains of $854,000 were recorded in fiscal 1999, and net translation and foreign exchange losses of $1.1 million were incurred in fiscal 1998.

    PROVISION FOR (BENEFIT FROM) INCOME TAXES: The income tax provision for fiscal 1999 was $1.1 million, compared to a benefit of $7.8 million for the previous fiscal year. The effective tax rate in fiscal 1999 was 3.0% as compared to a 25.6% benefit for the previous fiscal year. In fiscal 1999, the effective tax rate was unfavorably affected by the provision for foreign taxes and the increase in the valuation allowance as a result of management's conclusion that a full valuation allowance against our net deferred tax asset was required, under applicable accounting criteria. The effect of the provision for foreign taxes and the increase in the valuation allowance was partially offset by our ability to carry back tax losses generated in fiscal 1999 to a prior profitable period. The fiscal 1998 effective tax benefit was unfavorably affected by the fact that charges for acquired in-process research and development and merger and other special charges were not fully deductible for income tax purposes. This unfavorable impact was partially offset by the effect of the acquisition of Equipe Technologies and E-Machine, which were both subchapter S-corporations for federal income tax purposes for the three months ended December 28, 1997.

FISCAL 1998 VERSUS FISCAL 1997

    TOTAL NET REVENUE: Total net revenue for fiscal 1998 decreased 13.8% to $203.5 million, compared to $236.1 million for fiscal 1997. This decrease is attributable to the downturn in the worldwide semiconductor industry which began in fiscal 1998 and which resulted in a significant slowdown in the construction and expansion of semiconductor fabs. The decline in total net revenue in fiscal 1998 occurred in our factory automation systems segment, which declined by 36.7%. This decline was partially offset by an increase in our tool automation systems segment of 61.3% and an increase in our MES and other systems segment of 12.8%. Our services and maintenance revenue grew by 70.1% in fiscal 1998 while product and equipment revenue declined by 21.0%. Net export sales outside North America were $72.2 million, or 35.5% of total net revenue, for fiscal 1998, compared to $110.1 million, or 46.6% of total net revenue, for fiscal 1997.

    GROSS PROFIT: Our gross profit margin decreased to 38.7% for fiscal 1998, compared to 48.8% for fiscal 1997. In fiscal 1998, there were $14.0 million in charges to product and equipment cost of revenue related to inventory and warranty provisions. Excluding these charges, our fiscal 1998 gross profit margin would have been 45.6%. The decrease in gross margin is attributable to the industry downturn during which fixed capacity and the related manufacturing costs could not be reduced proportionally with the decline in production volume, and to declines in product pricing for competitive reasons. The decline in gross profit margin in fiscal 1998 was principally in our factory automation systems segment, which declined to 23.7% from 43.6% in the prior year. The tool automation systems segment's gross profit margin declined in fiscal 1998 to 43.6% from 48.2% in fiscal 1997, while the MES and other systems segment's gross margin remained flat.

    RESEARCH AND DEVELOPMENT: Research and development expenses increased to $44.5 million, or 21.9% of total net revenue, for fiscal 1998, compared to $36.2 million, or 15.3% of total net revenue, for the prior fiscal year. The increase in dollar amount reflects our investment in new product development and enhancement to existing products. We continued to invest in the development of 200mm and 300mm products throughout the factory automation and tool automation product lines, as well as our manufacturing execution, advanced planning and scheduling software products.

    SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses increased to $46.8 million, or 23.0% of total net revenue, for fiscal 1998, compared to $43.6 million, or 18.5% of total net revenue, for the prior fiscal year. The increase in dollar amount primarily reflects the increase in personnel and related expenses associated with expansion in late fiscal 1997 and early fiscal 1998 of our marketing, market research and communications programs and increased sales and marketing efforts worldwide. See "--Merger costs and special charges" for a discussion of severance and reductions of leased facilities.

    ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT: On October 29, 1997, we acquired ILC for aggregate consideration of 111,258 shares of our common stock. In addition, we issued or assumed options to purchase an aggregate of 199,170 shares of our common stock. ILC was formed in 1995 to develop advanced, high-performance planning and scheduling software solutions for the semiconductor industry. The value of the transaction was $8.5 million, including approximately $600,000 of expenses related to the acquisition. The transaction was accounted for as a purchase.

    At the time of the acquisition, the purchase price was allocated to the tangible and intangible assets of ILC. Our management is responsible for estimating the fair value of purchased in-process research and development. The value assigned to the intangible assets, primarily the acquired technology, was based on the fair market value using a risk-adjusted discounted cash flow approach. ILC's sole product at the time of the acquisition was the Leverage product, which was under development. ILC had no product revenues during its prior existence and was a development stage enterprise. The total development effort was estimated to take approximately 225 engineering man-months at a cost of approximately $2.8 million. The project included completion of the software requirement definition, data integration, and validation, completion of the graphics user interface, development of alpha and beta versions for customer testing, and integration and adaptation with customer systems. The significant further investments in development required to meet expected customer requirements were substantially completed in the third quarter of fiscal 1999. The actual development costs have approximated the cost estimates used in the valuation model.

    The acquired technology had not reached technological feasibility at the time of the acquisition. We define technological feasibility as the point at which a working model is functioning to designed specification and has been placed at a beta test site. The Leverage product was first released to a beta test site in March 1999. In addition, the technology had no alternative future use to us in other research and development projects or otherwise. Accordingly, the acquired technology was expensed as in-process research and development. Based on the methodology described above, we assigned a fair value of $8.4 million to the technology.

    MERGER COSTS AND SPECIAL CHARGES: During fiscal 1998, we incurred several special charges. In the second quarter of fiscal 1998, we acquired the Equipe Companies in a transaction accounted for as a pooling-of-interests. Direct acquisition costs, primarily related to legal, investment banking and accounting fees, amounted to $4.5 million and were charged against the results of operations in the quarter. Additionally, during the second, third and fourth quarters of fiscal 1998, we recorded restructuring and other special charges of $5.6 million in response to market conditions and to integrate the Equipe operations. The special charges included provisions for severance compensation of $1.9 million resulting from terminations of approximately 244 persons completed in 1998. The personnel reductions consisted of 123 in manufacturing and customer support, 65 in engineering and 56 in sales, general and administrative functions. In addition, the special charges included costs of $2.9 million relating to reductions of leased facilities space and a non-cash write-down of specialized demonstration equipment for a particular customer of $748,000 and of other assets that are not usable elsewhere. Of the total of $4.9 million in severance and lease reduction charges recorded in fiscal 1998, all of these special charges had been paid as of September 30, 1999.

    OPERATING PROFIT (LOSS): As a result of the foregoing factors, our operating loss for fiscal 1998 was $31.0 million, or negative 15.2% of total net revenue, compared to an operating profit of $35.3 million, or 15.0% of total net revenue, for the prior fiscal year.

    OTHER INCOME, NET: Other income, net, in fiscal 1998 decreased to $625,000, or 0.3% of total net revenue, compared to $1.2 million, or 0.5% of total net revenue, for the prior fiscal year. Interest income was $2.0 million for fiscal 1998 and $1.5 million for fiscal 1997, and interest expense was $137,000 for fiscal 1998 and $116,000 for fiscal 1997. Net translation and foreign exchange losses were $1.1 million in fiscal 1998 and $520,000 in fiscal 1997.

    PROVISION FOR (BENEFIT FROM) INCOME TAXES: The income tax benefit for fiscal 1998 was $7.8 million, compared to a provision of $9.0 million for the previous fiscal year. The effective tax rate in fiscal 1998 was a 25.6% benefit, compared to a 24.7% provision in the previous fiscal year. The effective tax benefit for fiscal 1998 was unfavorably affected by the fact that charges for acquired in-process research and development and merger and other special charges were not fully deductible for income tax purposes. This unfavorable impact was partially offset by the effect of the acquisition of Equipe Technologies and E-Machine, which were both subchapter S-corporations for federal income tax purposes for the three months ended December 28, 1997. The fiscal 1997 effective tax rate reflects the fact that Equipe Technologies and E-Machine were not subject to federal income taxes before the acquisition due to S-corporation status.

LIQUIDITY AND CAPITAL RESOURCES

    We have funded our operations primarily through public stock offerings in October 1994 and July 1995, cash generated from operations and bank lines of credit. As of January 2, 2000, we had working capital of $87.3 million, including cash and cash equivalents of $45.2 million, compared to working capital of $78.9 million and cash and cash equivalents of $51.9 million as of September 30, 1999.

    Net cash used in operating activities was $11.8 million for the three months ended January 2, 2000, compared to $6.7 million for the corresponding period in fiscal 1999. The net cash used in operations in the first quarter of fiscal 2000 was primarily attributable to increases in contracts in progress of $11.8 million and increases in accounts receivable of $6.0 million. These increases are related to the significant growth in total net revenue in the first quarter of fiscal 2000. These cash outflows were slightly offset by proceeds associated with the decrease in other assets, which is primarily the result of a $5.0 million income tax refund received in the first quarter of fiscal 2000. Net cash used in operations for the three months ended December 27, 1998 was primarily attributable to the $7.7 million net loss. Additionally, a decrease in accounts payable used $5.1 million of net cash. This outflow was partially offset by proceeds related to decreases in inventories of $4.7 million and increases in accrued expenses of $1.9 million.

    Net cash used in investing activities was $2.4 million for the three months ended January 2, 2000, compared to $1.4 million for the corresponding period in fiscal 1999. The increase in investing activities is primarily due to an additional $1.2 million of property and equipment purchases made in the first quarter of fiscal 2000 as compared with the corresponding period in fiscal 1999.

    Net cash provided by financing activities was $7.9 million for the three months ended January 2, 2000, compared to $825,000 for the corresponding period in fiscal 1999. The net cash provided by financing activities for each of these fiscal periods was primarily attributable to proceeds from the exercise of stock options and our employee stock purchase plan.

    At January 2, 2000, we had a revolving credit facility agreement with Chase Manhattan Bank (the "Bank"). The revolving credit agreement expires on June 16, 2000. The revolving credit facility enables us to borrow up to $20,000,000 on an unsecured basis. Outstanding revolving credit loans bear interest, at our option, at the 30-, 60- or 90-day LIBOR rate plus a credit spread or at the effective prime rate. At January 2, 2000, our borrowing rate would have been 7.0%. We had outstanding letters of credit with the Bank in the aggregate amount of $1.4 million at January 2, 2000, and therefore, the available balance under this credit agreement was $18.6 million at that date. Our ability to borrow under the revolving credit facility is conditioned upon meeting certain financial criteria. At January 2, 2000, we were not in compliance with the minimum consolidated net worth requirement, the minimum fixed charge coverage ratio and the minimum consolidated net income requirements of the revolving credit agreement for the fiscal quarter ended January 2, 2000. On January 25, 2000, we obtained a waiver from the Bank of these defaults as of January 2, 2000. We will seek future waivers as necessary from the Bank. However, there can be no assurance that such waivers will be obtained.

    We believe our existing cash balances and funds available under its existing revolving credit facility will be sufficient to meet our cash requirements to fund operations and expected capital expenditures

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during the next twelve months. However, there can be no assurance that additional financing, if needed, will be available or at terms acceptable to us.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses depends on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 by fiscal 2001, in accordance with SFAS No. 137, which deferred the effective date of SFAS
No. 133. We are evaluating SFAS No. 133 to determine the impact on our consolidated financial statements.

    In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the SEC staff's view in applying generally accepted accounting principles to selected revenue recognition issues. The application of the guidance in SAB 101 will be required in our first quarter of fiscal 2001. The effects of applying this guidance will be reported as a cumulative effect adjustment resulting from a change in accounting principle. The Company has not completed its evaluation of SAB 101 and is therefore unable to determine its impact.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY AND EXCHANGE RATE RISK

    We conduct a portion of our business outside the United States through our foreign subsidiaries. We have foreign currency exposure related to our operations in international markets, where we transact some business in foreign currencies, and accordingly we are exposed to adverse movements in foreign currency exchange rates. Our foreign subsidiaries maintain their accounting records in their local currencies. Consequently, changes in currency exchange rates may affect the translation of foreign statements of operations into U.S. dollars, which may in turn affect our consolidated statement of operations. Our functional currency is the U.S. dollar for all of our subsidiaries, and therefore, translation gains and losses are included as a component of net income or loss. Substantially all of our revenue is invoiced and collected in U.S. dollars.

    During fiscal 1999, we entered into forward contracts in Canadian dollars to hedge the expected operating expenses of our Canadian subsidiary, which are denominated in Canadian dollars. These contracts were used to mitigate our risk associated with exchange rate movements, as gains and losses on these contracts were intended to offset exchange losses and gains on underlying cost exposures. These contracts, for which the contract periods did not exceed sixteen months, expired in December 1999, and we do not expect to renew them as part of our risk management strategies. Realized and unrealized gains and losses on these contracts, which did not qualify for hedge accounting, are classified in other income, net.

    At September 30, 1999, the notional amount of outstanding forward currency contracts for Canadian dollars was $1.9 million, which was marked to market and recognized in our consolidated statement of operations. The potential fair value loss for a hypothetical 10% adverse change in Canadian currency exchange rates at September 30, 1999 would be $186,000. The potential loss was estimated calculating the fair value of the forward exchange contracts at September 30, 1999, and comparing that with the value calculated using the hypothetical forward currency exchange rates.

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                                    BUSINESS

OVERVIEW

    We are a leading global supplier of advanced automation systems and software for the semiconductor industry. We offer complete and flexible solutions that address a wide range of automation requirements for semiconductor manufacturers and for OEM manufacturers of semiconductor process tools. Our factory automation systems and software help semiconductor manufacturers optimize the flow of material and data throughout the fab, improving productivity and increasing the manufacturer's return on investment. Our robotic wafer-handling systems and software offer high-performance and reliability for OEM process tool manufacturers, allowing them to focus on developing next generation process technology. We also provide automation services, including equipment layout and design, fab simulation, project management, installation and on-site support. We sell and support our products through a global direct sales and support organization operating out of offices in North America, Europe, Israel, Taiwan, South Korea, Singapore, and Japan. Our customers include many of the world's leading semiconductor manufacturers and semiconductor capital equipment suppliers.

INDUSTRY BACKGROUND

    The semiconductor industry has grown significantly during the past
15 years, driven by the demand for consumer electronic products, personal computers, wireless communications devices and business computing products, and, more recently, by the growth of the Internet. New products and technologies typically require greater semiconductor content than previous generations. This trend, combined with the increasing range of functions performed by integrated circuits, drives semiconductor manufacturers to produce ever-greater quantities of more complex, powerful integrated circuits as well as less expensive, application-specific integrated circuits.

    To meet the demand for greater volumes of increasingly complex semiconductor devices, semiconductor manufacturers are currently making, and are expected to continue to make, significant investments in manufacturing capacity through the construction of new wafer facilities and the upgrade of existing wafer facilities. As the complexity of advanced semiconductor devices has increased, the cost of building or upgrading these facilities has also grown, and the cost of constructing and equipping a state-of-the-art production fab today is in excess of $1.5 billion. Dataquest, an independent research group, has estimated that in 1999, semiconductor manufacturers spent $17.5 billion worldwide on wafer fabrication equipment, and that this spending will grow to $38.3 billion in 2002.

    Semiconductor production is one of the most complex and logistically challenging manufacturing operations in the world. A silicon wafer, upon which integrated circuits are manufactured, can travel approximately ten miles and undergo 400-500 individual process steps as it moves throughout the fab during its 30 to 45 day manufacturing cycle. State-of-the-art fabs produce from 10,000 to over 30,000 wafers a month and run 24 hours a day, seven days a week. As semiconductor technology has advanced, the complexity of the manufacturing process and the number of process tools and steps required have increased correspondingly. As a result, managing the efficient flow of materials through the facility has become an increasingly difficult task. At the same time, semiconductor manufacturers have had to respond to the accelerating rate of change in their markets, and to accommodate their customers' shorter product development cycles, faster time-to-market requirements, more frequent changes in product mix and delivery schedules and intensifying price competition.

    The semiconductor industry is currently preparing for a transition to 300mm wafer manufacturing that we expect will take place over the next two to five years. This expected transition to 300mm wafer manufacturing will increase the challenges described above and add to them the unique ergonomic and logistical problems associated with handling, transporting and storing larger and heavier 300mm wafers.

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    Advances in semiconductor technology, intensifying competitive pressures and the need to improve the return on invested capital are driving semiconductor manufacturers to seek ways to:

    - increase wafer throughput while maintaining high product yields;

    - lower production costs by maximizing utilization of facilities and process tools;

    - more efficiently manage the increasingly complex production process;

    - respond more quickly and flexibly to changing customer requirements; and

    - solve the ergonomic and logistical problems associated with 300mm manufacturing.

    In an effort to address these challenges, semiconductor manufacturers have in recent years sought to automate portions of their production processes to reduce human handling and thereby improve production yields and throughput and increase the efficiency of their operations. These efforts initially focused on the automation of individual process tools. Subsequently, semiconductor manufacturers have been adopting more comprehensive factory automation strategies, including systems that automate the storage and movement of materials throughout the fab. As a result, an increasing amount of semiconductor capital equipment spending has been directed to factory automation systems.

    Adoption of 300mm manufacturing technology is likely to accelerate the trend towards increased automation. Two key industry standard-setting bodies have stated that production of 300mm wafers in commercial quantities will require factory-wide automation of wafer handling, transport and storage, including enhanced automation within individual process bays.

    Manufacturers seeking to implement broader factory automation strategies have encountered a variety of challenges. To design, install and successfully operate systems that involve numerous process tools, automation systems and controls is a difficult task, which is only made more difficult if the manufacturer must coordinate the efforts of multiple vendors, none of which has overall responsibility for the design, manufacture or support of the entire factory automation system. Manufacturers have also come to understand that the efficient flow of data is as important as the movement of materials, and that to extract maximum productivity and flexibility from the fab requires the ability to capture, analyze and quickly act upon massive volumes of data from multiple sources throughout the fab. This data, which ranges from detailed information about the location and state of completion of wafer lots and the operational status of individual process tools to high-level production plans and scheduling information, is generated by various software systems running on computers distributed throughout the fab, including individual tool control systems, materials control systems, manufacturing execution systems and planning and scheduling systems.

    Bringing together these disparate hardware, software and data elements into a unified factory automation system is a complex task. Because of the critical role that factory automation systems play in the operation of the fab, manufacturers demand that these systems provide proven performance and reliability and be supplied by vendors that have broad expertise in the semiconductor industry, a history of success in managing large factory automation projects and the capability to provide responsive, global support. Increasingly, semiconductor manufacturers are seeking vendors that can meet these criteria to provide integrated factory automation solutions that not only increase fab productivity and enhance manufacturers' control over their production operations, but also increase their flexibility to add new capacity, reduce the burden and risk of fab construction and improve the return on fab investments.

THE PRI AUTOMATION SOLUTION

    We offer integrated factory automation solutions designed to enhance productivity throughout the fab, thereby increasing return on investment and overall factory effectiveness. We combine our advanced automation systems and factory management software with a broad range of implementation services that draw on our extensive domain expertise in the semiconductor fabrication process to provide integrated automation solutions. By optimizing the flow of materials and data throughout the

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fab, our products enable customers to more effectively plan, schedule and carry out their production activity. Our hardware and software products, ranging from tool automation systems and associated controls to factory-wide automation systems and planning and scheduling software, are designed to work together efficiently and to be easily installed and flexibly reconfigured. Our products support industry standards, providing customers with the option of purchasing our integrated factory automation solutions or incorporating elements of our system into their existing fab automation infrastructure.

    Our comprehensive product line, sophisticated software offerings and broad range of implementation services enable customers to address the challenges of an increasingly complex semiconductor manufacturing process and enhance the return on their fab investments by:

    - providing the manufacturing flexibility to respond to customers' shorter product cycles and changing requirements;

    - enabling fabs to achieve productivity gains through more efficient planning and scheduling, as well as through more efficient materials handling and storage;

    - increasing return on investment through higher utilization of costly facilities and process tools;

    - providing an integrated factory automation solution that eliminates the inefficiency and risk involved in coordinating the efforts of multiple suppliers and systems; and

    - supplying a range of automation systems designed to meet the automation requirements of 300mm production.

STRATEGY

    Our objective is to extend our position as the leading supplier of factory automation systems for semiconductor manufacturing. To achieve this objective, we are pursuing a business strategy to:

    PROVIDE COMPREHENSIVE FACTORY AUTOMATION SOLUTIONS

    We deliver integrated factory automation solutions and we intend to expand and enhance our automation planning and design, project management, factory integration and field engineering capabilities and product offerings to support this approach. We believe that continued market leadership will require us to offer comprehensive factory automation solutions for our customers. We will continue to work closely with our customers to provide advanced products that are integrated with the customers' specific manufacturing environments, conform to industry standards and are compatible with tools and systems provided by other suppliers. The modular design of our end-user and OEM products uses common building blocks designed to work together in multiple configurations, to be implemented without extensive customization and to be rapidly modified to accommodate changes in a manufacturer's facilities, process sequence or process tools. In addition, we provide a broad range of automation services designed to ensure the successful, on-time deployment of our solutions.

    STRENGTHEN CUSTOMER RELATIONSHIPS

    Our customers include many of the world's leading providers of semiconductor products and semiconductor process tools. We work closely with our customers to address their most demanding factory automation needs. This interaction has given us the opportunity to develop technology responsive to the most recent advances in semiconductor manufacturing. Because of the geographical diversity of our customer base and the numerous types of semiconductor products they manufacture, we have also been called upon to help our customers solve a wide variety of operational problems, enabling us to develop a broad range of solutions and expertise. In addition, we believe that, as a result of the substantial investment by our customers in our factory automation solutions and the critical role played by our systems in our customers' manufacturing operations, our relationships with these major customers provide opportunities for additional sales, as customers expand the scope of installed

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solutions, construct new facilities or refurbish or retrofit existing fabs. We will seek both to deepen our collaborative relationships with our customers as well as to seek opportunities to develop similar relationships with others in the semiconductor industry.

    EXPAND PRODUCT OFFERINGS

    Through internal development, joint ventures and alliances with other suppliers and, potentially, through selective acquisitions, we will seek to add new capabilities identified by our customers as important. We intend to continue to broaden our product line to address a variety of factory automation needs, ranging from the automation of individual process tools to implementation of integrated, fab-wide factory automation systems in new and existing facilities.

    INCREASE PENETRATION OF THE ASIA-PACIFIC MARKET

    We believe that the Asia-Pacific market represents an important opportunity, and we intend to continue our effort to penetrate and capture a significant share of this market by deploying increased marketing, distribution, sales and support resources in Japan and the rest of the Asia-Pacific region. The semiconductor manufacturing industry is global in scope, with a significant percentage of certain types of integrated circuits produced in the Asia-Pacific region, most notably Japan, Singapore, South Korea and Taiwan. We have established a significant market position in Singapore and Taiwan, and have recently begun to penetrate the market in South Korea. We have competed successfully with Japanese companies for orders from Japanese semiconductor companies operating outside Japan, however we have yet to sell our factory automation products for installation in Japan. We intend to increase our focus on the Japanese market.

    CAPITALIZE ON EMERGING 300MM WAFER AUTOMATION OPPORTUNITIES

    As semiconductor manufacturers shift to 300mm wafer production, more factory automation will be required than for existing 200mm wafer production. Certain tasks that can be handled manually in a 200mm fab, such as loading and unloading of process tools, must be automated because 300mm wafers are substantially larger and heavier than 200mm wafers. In addition, the increased number of integrated circuits on a 300mm wafer increases the risk of economic loss associated with wafer damage caused by mishandling. We believe that factory-wide automation systems, including automation of wafer movement within individual process bays, will therefore be a necessity in 300mm production fabs. A typical 200mm fab presents a factory automation revenue opportunity of $10 million to $15 million. For a full 300mm fab, the factory automation revenue opportunity is expected to range from $50 million to $75 million. Over the past several years, we have made significant investments in our 300mm automation systems. We believe that the systems we have developed, including our intrabay automation systems, are well positioned to capture a significant portion of 300mm fab automation opportunities as they emerge.

PRODUCTS AND SERVICES

    We provide our customers with a fully integrated line of factory automation systems, software and services designed to automate the semiconductor fabrication process and optimize the flow of products, data, materials and resources throughout the fab. We have organized our product development, marketing and sales functions to address a wide range of automation requirements to improve manufacturing efficiency and increase productivity. Our key product areas are:

    - FACTORY AUTOMATION SYSTEMS that store, transport and manage the movement of work-in-process wafers throughout the fab.

    - TOOL AUTOMATION SYSTEMS that automate the movement of wafers into and out of the process chamber and provide an integration point between the factory automation systems and the process tool.

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    - FACTORY MANAGEMENT SOFTWARE that manages and directs manufacturing operations and optimizes material flow, process equipment and other production resources.

    - ADVANCED PLANNING AND SCHEDULING SOFTWARE that enables customers to develop capacity plans and work-flow schedules to optimize fab-wide operations and quickly react to changing business requirements.

    - AUTOMATION SERVICES AND SUPPORT that help customers throughout the total automation project lifecycle from initial conceptualization and design to installing and servicing the equipment in the customer fab.

FACTORY AUTOMATION SYSTEMS

    INTERBAY AUTOMATION. We are a leading supplier of interbay automation systems. Interbay systems transport wafers throughout the factory and store them in the bay where the next process step will occur. Our interbay automation products consist of automated storage and retrieval systems linked by an overhead monorail transport system, together with associated controllers, software and communications capabilities to provide a tightly integrated wafer flow solution. The majority of new fabs constructed since 1990 have adopted some form of interbay automation system. Our interbay automation systems include:

    - AEROTRAK OVERHEAD MONORAIL SYSTEMS--Our AeroTrak overhead monorail transport systems provide clean and fast delivery of material from process bay to process bay.

    - TURBOSTOCKER AUTOMATED STORAGE AND RETRIEVAL SYSTEMS--Our TurboStocker automated storage and retrieval systems, or stockers, are enclosed, environmentally controlled structures that store work-in-process wafers in various locations throughout the fab.

    - INTERFLOOR AND INTERBUILDING TRANSPORT SYSTEMS--Interfloor and interbuilding transport systems move wafers between different floors or buildings of a fab.

    INTRABAY AUTOMATION. Our intrabay products move wafers from storage systems to individual process tools. Manufacturers anticipate that the shift to 300mm wafers will require the extensive adoption of intrabay automation systems to automate the movement of work-in-process wafers from one process tool loadport to another. Our intrabay automation systems include:

    - MACHINE LOADING ROBOT VEHICLE--Machine loading robot vehicles are guided vehicles that utilize a track system embedded in the floor of the process bay to transport wafers to and from the process tool.

    - AEROLOADER OVERHEAD HOIST TRANSPORT SYSTEMS--Our AeroLoader overhead hoist transport systems use a monorail to retrieve wafer pods from a stocker and deliver them directly to the loadport at the process tool.

    - AUTOMATED GUIDED VEHICLES--Automated guided vehicles are operator-free, trackless vehicles that automate the movement of wafers within a process bay from the stocker directly to the loadport of the process tool. Automated guided vehicles are ideally suited for low-throughput applications where floor space is less critical.

    - PEOPLE GUIDED VEHICLES--People guided vehicles are manually operated vehicles used to safely move materials across the fab and assist the operator in transferring the wafer pod from the vehicle to the process tool loadport. These vehicles can be used as a backup to automated systems.

    LITHOGRAPHY AUTOMATION SYSTEMS. We are a leading supplier of lithography automation systems, which automate the storage, retrieval, tracking and delivery of reticles and wafers within the lithography bay. Reticles are glass plates containing the device images that are projected onto wafers during the lithography process. As semiconductor manufacturing technology advances, the cost of lithography tools, or steppers, is increasing. Also, as device complexity increases, the number of reticles used in the

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manufacturing process increases, increasing the need for automation to improve utilization and productivity. Since the lithography bay typically paces overall fab output, productivity improvements in the lithography bay directly improve overall fab throughput and productivity. Our lithography automation systems include:

    - BARE RETICLE STOCKERS--Bare reticle stockers provide a high-density storage and retrieval solution for reticles that are stored without being placed in a pod or box container. The bare reticle stocker protects the reticle in an environmentally controlled system and saves expensive floor space inside the lithography bay.

    - RETICLE POD OR BOX STOCKERS--Reticle pod or box stockers provide clean and safe storage for reticles that are stored in industry-standard pods or boxes. The reticle pod and box stocker interfaces with our interbay transport system, allowing the pod or box stocker to be placed anywhere in the fab.

    - COMBINATION RETICLE STOCKERS--Combination reticle stockers combine the speed and convenience of a pod stocker with the high-density storage of a bare reticle stocker for greater levels of reticle inventory management and productivity in the lithography bay.

    - RETICLE MANAGEMENT SOFTWARE--Reticle management software manages the use, kitting and unkitting, delivery and maintenance of reticles for improved reticle inventory management.

TOOL AUTOMATION SYSTEMS

    We provide robotic systems that automate the transfer of wafers into and out of process tools. The primary customers for these solutions are manufacturers of process tool equipment. The automation systems are typically integrated directly into the manufacturer's product before shipment to the end user. Our tool automation systems include:

    - ATMOSPHERIC WAFER-HANDLING SYSTEMS--We are a leading supplier of atmospheric wafer-handling systems. These systems remove wafers from pods or cassettes and align them prior to placing them into the process tool chamber or metrology station.

    - VACUUM WAFER-HANDLING SYSTEMS--Vacuum wafer-handling systems automate wafer-handling within a vacuum chamber. Our vacuum products range from individual vacuum robotic components to fully integrated vacuum cluster platforms.

    - EQUIPESOFT SYSTEM CONTROL SOFTWARE--Our EquipeSoft system control software integrates, tracks and controls the wafer-handling robots within the manufacturer's process tool.

    - SFO INTEGRATED FRONT END SYSTEMS--Our SFO integrated front end systems store work-in-process wafer cassettes, standard mechanical interface pods, or 300mm front opening unified pods, or FOUPs, directly at the process tool front-end. These systems also unload wafers from the FOUP, align them and place them in the process tool. Our integrated front end systems products include all SEMI-compliant interfaces to the factory automation systems.

    - 300MM LOADPORTS--Our 300mm loadports provide a simple and economical method for opening and removing wafers from FOUPs.

    - SPECIALTY WAFER-HANDLING SYSTEMS--We provide other wafer-handling systems. These specially designed robots are used in a variety of wafer-handling applications including chemical mechanical planarization, copper interconnect processing and other robotic wafer-handling applications.

FACTORY MANAGEMENT SOFTWARE

    As more of the semiconductor manufacturing process becomes automated, we believe that software will play an increasingly important role in a manufacturer's ability to improve the productivity of its overall fab operations. Our software products address the most important aspects of wafer flow logistics

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to deliver a complete software management solution that addresses fab-wide operations. Our factory management software offerings include:

    - MANUFACTURING EXECUTION SYSTEM, OR MES, SOFTWARE--Our MES software manages and directs complex manufacturing operations by automating process specification and control. Our PROMIS software bridges business planning systems and material processing in the factory to optimize the flow of material and improve process equipment utilization. We expect to introduce our next-generation MES software offering, Encore!, in late fiscal 2000.

    - FABUILDER MANUFACTURING INTEGRATION SOFTWARE--FAbuilder, our manufacturing integration software, reduces the time required to deploy process tool automation and provides a flexible solution for distributing and maintaining equipment automation throughout the fab.

    - TRANSNET MATERIAL CONTROL SOFTWARE--Our TransNet material control software directs the movement of wafers throughout the fab and is integrated with our interbay and intrabay automation systems.

ADVANCED PLANNING AND SCHEDULING SOFTWARE

    Our planning and scheduling software offerings enable semiconductor manufacturers to increase their return on investment by maximizing production efficiency, prioritizing the production of high-margin or high-demand customer orders and minimizing the disruption caused by limited process tool availability. Our advanced planning and scheduling software offerings include:

    - LEVERAGE FOR PLANNING SOFTWARE--Our Leverage for Planning software product enables customers to develop capacity plans to optimize wafer starts and quickly react to changing business requirements.

    - LEVERAGE FOR SCHEDULING SOFTWARE--When released for commercial sale in the second half of fiscal 2000, our Leverage for Scheduling software product will enable customers to develop and modify work-flow schedules that optimize fab-wide operations based on many factors, including process tool availability, demand for specific semiconductor batches or types and changing business and technical requirements.

AUTOMATION SERVICES AND SUPPORT

    We provide a variety of automation services and support that are essential to the success of large-scale factory automation projects. These include:

    - AUTOMATION PLANNING AND DESIGN SERVICES--We work with customers in assessing their automation needs during the design phase of a project to build or upgrade a fab. We develop a complete automation plan identifying the type and configuration of the automation systems and simulate the design using computer modeling techniques to verify that the design layout meets customer requirements.

    - PROJECT MANAGEMENT SERVICES--We provide customers with project management support during the building and manufacturing of the automation systems.

    - INSTALLATION SERVICES--We develop an installation plan and timetable that meets the customer's manufacturing schedule and install the equipment in the customer's fab.

    - POST-INSTALLATION SERVICE AND SUPPORT--We provide a variety of post-installation services to ensure the automation systems continue to operate at optimum performance levels.

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MARKETING, SALES AND CUSTOMER SUPPORT

    We market our products worldwide to semiconductor manufacturers and OEM semiconductor capital equipment suppliers. In North America, we sell and support our products through a direct sales and support organization operating out of our headquarters in Billerica, Massachusetts and regional offices located in California and Texas. In Europe, our products are sold and supported by a direct sales and support organization with offices in France, Germany, Ireland, Israel, Switzerland and the United Kingdom. In Asia, our products are sold and supported by a direct sales and support organization with offices in Japan, Singapore, South Korea and Taiwan.

    We offer a variety of service programs to meet a broad range of customer requirements. These services can range from telephone hot-line support to full-time, on-site customer service provided by our personnel based at the customer's facility. We maintain a fully staffed and equipped training center at our Billerica, Massachusetts headquarters to support the training requirements of our customers.

COMPETITION

    Rapid technological change and intense competition characterize the semiconductor capital equipment market. Our factory automation division competes with Daifuku, Murata Machinery, Shinko Electric and a number of other smaller foreign and domestic manufacturers of automated machinery used in semiconductor fabrication facilities. Our tool automation systems division competes with Genmark Automation, Asyst Technologies, Brooks Automation and a number of other foreign and domestic wafer-handling robotics companies, including in-house organizations of process tool manufacturers that develop their own automation technology, as well as other smaller robotics companies. Our software products compete with products provided by Consilium, a subsidiary of Applied Materials, Brooks Automation and other vendors. We believe that competition in our industry is likely to intensify.

    We believe that the market for our products is characterized by market pressures on semiconductor manufacturers to increase productivity and reduce costs. We compete on the basis of product performance, quality, reliability, customer service and support, delivery capability and price. We believe that we have the following competitive advantages in the factory automation market:

    - a broad range of integrated and flexible factory automation systems and factory management software products;

    - technological leadership;

    - experience in managing large factory automation projects;

    - domain expertise in automation applications;

    - specialized manufacturing skills; and

    - a worldwide customer support infrastructure.

    However, existing or future competitors, particularly those with greater resources than ours, or who are able to bring technologically superior products to market, could overcome these competitive advantages.

    We believe that once a semiconductor manufacturer selects a vendor's equipment for a particular fab, the manufacturer may continue to rely upon that equipment for a specific application in other fabs. Accordingly, we may have difficulty selling to potential customers that have selected a competitor's equipment, and we expect that difficulty to last for a significant period of time. However, at least one of our significant customers has adopted a policy of maintaining multiple vendors for the products it purchases. This kind of policy could limit additional sales to existing customers. In addition, the expected transition to 300mm technology may cause new competitors to enter our markets and may diminish our competitive advantage with customers for whom we are the incumbent supplier of automation equipment. In the face of increased competition, we may need to lower our prices, which could seriously harm our business.

RESEARCH AND DEVELOPMENT

    We continuously invest in the development of new products to improve performance and reliability and to introduce new functionality in order to maintain our leading position in providing factory automation systems and software. The ongoing development of technologies and products, particularly relating to 300mm technology, is vital to our success. Our research and development expenses were $36.2 million, or 15% of total net revenue, in fiscal 1997, $44.5 million, or 22% of total net revenue, in fiscal 1998, $45.5 million, or 33% of total net revenue, in fiscal 1999 and $12.2 million, or 21% of total net revenue, in the three months ended January 2, 2000.

CUSTOMERS

    Our customers include many of the leading global manufacturers of semiconductors, as well as OEM semiconductor equipment suppliers in the United States, Europe and the Asia-Pacific region. Historically, a significant portion of our total net revenue for any particular period has been attributable to sales to a limited number of customers. Sales to our top ten customers accounted for 67% of total net revenue in fiscal 1997, 60% of total net revenue in fiscal 1998 and 54% of total net revenue in fiscal 1999.

    Our largest customers change from year to year, as large projects are completed and new projects are initiated. Sales to Intel accounted for 32% of total net revenue in fiscal 1997, 19% of total net revenue in fiscal 1998 and 21% of total net revenue in fiscal 1999. At September 30, 1999, Intel and Texas Instruments accounted for 13% and 10% of our backlog, respectively.

BACKLOG

    Our backlog at January 2, 2000 was $106.6 million, compared to $86.4 million at September 30, 1999 and $40.4 million at December 27, 1998. We include in backlog only those customer orders for products, spare parts and services for which we have accepted signed purchase orders with assigned delivery dates within twelve months. Tool automation products and software products typically have shorter lead times than do factory automation products. Therefore, backlog is not a relevant indicator of business levels for these products.

MANUFACTURING

    Our manufacturing operations take place in Billerica, Massachusetts and in Mountain View, California. Our manufactured products consist of standard components that can be customized to meet unique customer requirements. Our manufacturing operations consist primarily of assembly and test functions, with fabrication of most components and subassemblies outsourced to key suppliers. Completed subassemblies are tested for functionality prior to their assembly into completed systems. Completed systems are subjected to functional testing prior to shipment. We expect to continue to seek to outsource manufacturing operations with the objective of reducing costs and increasing our flexibility to respond to changes in semiconductor demand.

    Our manufacturing department is responsible for managing the transition of new products from engineering to production, and for improving manufacturing efficiency. We operate a "concurrent engineering" process to provide an effective integration of disciplines from design through manufacturing, acceptance, testing and installation. Our objective is not only to meet customers' delivery deadlines, but to ensure that products are designed so they can be manufactured at the lowest cost while providing the reliability, serviceability and support required by customers.

    We have implemented quality control and quality assurance processes based on total quality management principles. Quality control is maintained through inspections of components and in-process inspection and testing of subassemblies. After all manufacturing operations are completed, our quality assurance personnel perform final test and acceptance of each system to ensure that it meets product specifications and quality standards prior to shipment to the customer.

    We have implemented a supplier excellence program to assist management in qualifying and selecting external suppliers. By more effectively managing our external supplier base, we can maximize the suppliers' technical capabilities to provide us with the flexibility and capacity utilization needed to meet production requirements and lower our costs. Our commodity management group works closely with the design and manufacturing engineering groups to provide multiple sources for most components.

INTELLECTUAL PROPERTY RIGHTS

    While we believe that our success will depend more upon our technological expertise and the capabilities of our employees than upon protection through the legal system of our intellectual property rights, our success also depends to a significant degree upon our patent for certain key elements of our monorail system, our other patents, our source code and our other proprietary technology. At January 2, 2000, we held seven U.S. patents relating to certain key elements of our wafer-handling systems. We also had 16 U.S. patent applications pending, and we intend to file additional patent applications as appropriate. Our patents expire at various times from 2007 to 2019. We cannot predict whether any patents will issue from our patent applications, or whether any of our issued patents or subsequently issued patents will provide any meaningful protection. We also seek to protect our trade secrets and other proprietary technology through confidentiality agreements with employees, consultants and other parties. The steps we have taken to protect our technology may be inadequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. For example, our patents could be challenged, invalidated or circumvented, and the rights we have under our patents could provide no competitive advantages. Existing trade secret, copyright and trademark laws offer only limited protection. In addition, the laws of some foreign countries do not protect our proprietary technology to the same extent as the laws of the United States. Other companies could independently develop similar or superior technology without violating our proprietary rights. Any misappropriation of our technology or the development of competitive technology could seriously harm our business.

EMPLOYEES

    At January 2, 2000, we had 1,194 full-time employees. In addition, we utilize the services of temporary or contract personnel within some functional areas to assist on project-related activities. The number of temporary or contract personnel varies depending on specific project activity. At January 2, 2000, we employed 135 temporary or contract personnel. We believe that our future success will depend in large part on our ability to attract and retain highly skilled employees. None of our employees is covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

FACILITIES

    Our corporate headquarters are located in a 122,342-square foot leased building in Billerica, Massachusetts. The lease on this facility expires in 2001. We also lease three additional facilities, with lease expiration dates in 2000 and 2001, in Billerica, Massachusetts, with a total of 117,100 square feet. Our Billerica, Massachusetts facilities are primarily used by our factory automation systems division for engineering and manufacturing. We also lease facilities in Austin, Texas, Mountain View, California, Mesa, Arizona, and Toronto, Ontario, as well as France, Germany, Japan, Singapore, South Korea, Switzerland, Taiwan and the United Kingdom, under leases with expiration dates ranging from May 2000 to November 2006. We believe that our existing facilities will be adequate to meet our currently anticipated requirements and that suitable additional or substitute facilities will be available as required.

                                   MANAGEMENT

    The following table lists our executive officers and directors as of March 24, 2000.

NAME                                       AGE      POSITION
----                                     --------   --------
Mordechai Wiesler......................     69      Chairman of the Board of Directors
Mitchell G. Tyson......................     45      President, Chief Executive Officer and Director
Cosmo S. Trapani.......................     61      Vice President and Chief Financial Officer
Robert G. Postle.......................     45      Vice President, General Manager, Factory Systems
                                                    Division
Edward A. Wagner.......................     51      Vice President, General Manager, OEM Systems Division
Amram Rasiel (1).......................     70      Director
Boruch B. Frusztajer (1)(2)............     69      Director
Alexander V. d'Arbeloff (2)............     72      Director
Kenneth M. Thompson....................     61      Director

------------------------

(1) Member of the audit committee

(2) Member of the compensation committee

    MORDECHAI WIESLER, a founder of our company, has been a director since our inception. Mr. Wiesler served as our President from our inception until February 1995, as our Chief Executive Officer from our inception until August 1998 and as our Treasurer from our inception until September 1999.
Mr. Wiesler was also the founder, president and chairman of Transistor Automation Corporation until its sale to Teledyne, Inc. in 1966. Mr. Wiesler received a B.S. in mechanical engineering from the Techion in Israel.

    MITCHELL G. TYSON was named our Chief Executive Officer in August 1998. He was elected to the office of President and named a director in 1995. Mr. Tyson served as our Chief Operating Officer from 1990 to 1998. From 1987 to 1990, he served as our Vice President, Operations. From 1984 to 1987, Mr. Tyson was the director of product management of GCA Corporation, a manufacturer of semiconductor capital equipment. Mr. Tyson holds a B.S. in physics, an M.S. in political science and an M.S. in nuclear engineering, all from the Massachusetts Institute of Technology. Mr. Tyson is a member of the board of directors of the Semiconductor Industry Suppliers of North America, formerly SEMI-SEMATECH, Inc. In addition, Mr. Tyson is a member of the North American Advisory Board of SEMI, a trade association that represents the worldwide semiconductor equipment industry.

    COSMO S. TRAPANI was named our Vice President and Chief Financial Officer in March 2000. From October 1999 to February 2000, Mr. Trapani was Senior Vice President and Chief Financial Officer at Circor International, Inc., a manufacturer of fluid control systems. From 1990 to 1999, he served as Executive Vice President and Chief Financial Officer of Unitrode Corporation, a manufacturer of analog and mixed signal integrated circuits. Mr. Trapani holds a B.S. in accounting from Boston College and is a certified public accountant.

    ROBERT G. POSTLE was named our Vice President, General Manager, Factory Systems Division in September 1999. Mr. Postle joined us in 1994 as Vice President, Marketing and Sales, became Vice President, Marketing, Sales and Service in 1997 and was named Vice President, Sales, Service and Field Operations in 1998. From 1989 to 1994, Mr. Postle was Vice President of Marketing and Sales at ULVAC Technologies, Inc., a manufacturer of vacuum technology products. From 1987 to 1989, Mr. Postle was Vice President of Marketing and Sales at ASM Ion Implant, Inc., a manufacturer of ion implantation equipment. Mr. Postle holds a B.S. in business administration from the State University of New York, Brockport.

    EDWARD A. WAGNER was appointed our Vice President, General Manager, OEM Systems Division in January 1999. Mr. Wagner joined us as Vice President, Sales in 1997. From 1989 to 1997, Mr. Wagner held the position of Vice President of U.S. operations for Metron Technology, a worldwide sales and distribution company supporting many of the major semiconductor equipment manufacturers in both the United States and Japan. From 1979 to 1989, he served as President and General Manager of BGL Corp., a manufacturer of OEM automation products and quartz glass products. Mr. Wagner holds a B.S. from the University of California at Berkeley and an M.B.A. from Golden Gate University, San Francisco.

    AMRAM RASIEL has been a director since 1982. Dr. Rasiel is a private investor and, from December 1989 to May 1990, was Co-Chief Executive Officer of ENSR Corporation, an environmental engineering firm. Dr. Rasiel is a director of Progress Software Corporation, a provider of application development software, and of a number of privately held companies.

    BORUCH B. FRUSZTAJER became a director in 1982. Mr. Frusztajer has been the President of BBF Corporation, an industrial management company, since 1984.

    ALEXANDER V. D'ARBELOFF became a director in 1982. Mr. d'Arbeloff has been Chairman of the Board of Teradyne, Inc., a publicly held manufacturer of automatic testing equipment used in the manufacture of semiconductors, since 1977. From 1971 to 1996, Mr. d'Arbeloff served as President of Teradyne, and also served as its Chief Executive Officer from 1971 to 1997. He is Chairman of the Corporation of the Massachusetts Institute of Technology. Mr. d'Arbeloff is a director of a number of privately held companies.

    KENNETH M. THOMPSON became a director in July 1998. Mr. Thompson was employed by Intel Corporation for twenty-five years, most recently as Vice President, Technology Manufacturing Engineering. He retired from Intel in 1998. Mr. Thompson is a director of LAM Research Corp., Silicon Valley Group, Inc. and Gasonics Corporation.

                           RELATED PARTY TRANSACTIONS

    In August 1998, we entered into a loan arrangement with Robert G. Postle, then our Vice President, Sales, Service and Field Operations and now our Vice President, General Manager, Factory Systems Division. We loaned Mr. Postle $150,000 pursuant to a three-year promissory note with interest accruing at 6%. The note was secured by a mortgage on Mr. Postle's residence. The outstanding principal under the note, together with accrued interest thereon, was due and payable at the maturity date or upon the earlier termination of Mr. Postle's employment either by us for cause or voluntarily by Mr. Postle. This note, together with all accrued interest, was repaid in full in January 2000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table provides information with respect to the beneficial ownership of our common stock as of March 24, 2000 by:

    - each person or entity known to us to own beneficially five percent or more of our common stock;

    - each of our directors;

    - our Chief Executive Officer and our other executive officers who were serving as executive officers at the end of fiscal 1999;

    - all of our directors and executive officers as a group; and

    - each selling stockholder.

    Beneficial ownership is determined in accordance with the rules of the SEC. The persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. Shares of common stock subject to options currently exercisable or exercisable within 60 days following the date of this table are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The number of shares of common stock outstanding as of the date of this table, March 24, 2000, was 23,161,630, including exchangeable shares issued in the Promis acquisition which are exchangeable into shares of common stock. All shares included below under "Right to Acquire" represent shares subject to outstanding stock options currently exercisable or exercisable within 60 days following the date of this table.

                                                                                            PERCENTAGE
                                            NUMBER OF                                   BENEFICIALLY OWNED
                                              SHARES                                    -------------------
                                           BENEFICIALLY   RIGHT TO   NUMBER OF SHARES    BEFORE     AFTER
NAME AND ADDRESS                              OWNED       ACQUIRE     BEING OFFERED     OFFERING   OFFERING
----------------                           ------------   --------   ----------------   --------   --------
FMR Corp.(1).............................   1,407,460          --             --          6.1%          %
  82 Devonshire Street
  Boston, MA 02109

Mordechai Wiesler(2).....................     790,320      77,060                         3.7

Mitchell G. Tyson(3).....................     135,637     162,040                         1.3

Amram Rasiel.............................     534,710      22,000                         2.4

Mem & Mem Associates LP..................     300,000          --                         1.3

Boruch B. Frusztajer(4)..................      83,512      22,000             --            *

Alexander V. d'Arbeloff..................      64,764      22,000             --            *

Kenneth M. Thompson......................          --       5,000             --            *

Stephen D. Allison(5)....................         551          --             --            *

Robert G. Postle.........................          --       3,331             --            *

Edward A. Wagner.........................          --       3,125             --            *

Cosmo S. Trapani.........................          --          --             --           --

All directors and executive officers as a
  group (9 persons)......................   1,609,494     316,556             --          8.2

------------------------

* Less than one percent.

(1) Information is based on a Schedule 13G filed by FMR Corp. with the SEC on February 14, 2000. The Schedule 13G states that Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,273,100 shares as a result of its acting as investment adviser to various investment companies and that Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Exchange Act"), is the beneficial owner of 134,360 shares as a result of its serving as investment manager of institutional accounts. The
    Schedule 13G states that various persons have the right to receive, or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock, and that no one person's interest in our common stock is more than five percent.

(2) Excludes 300,000 shares held by Mem & Mem Associates LP ("Mem & Mem Associates"), a Delaware limited partnership. A limited liability company controlled by Mr. Wiesler is the general partner and owns a 1% partnership interest in Mem & Mem Associates. The balance of the interests in Mem & Mem Associates is held by its limited partners, which are two trusts established by Mr. Wiesler for the benefit of members of his family. Mr. Wiesler disclaims beneficial ownership of the shares held by Mem & Mem Associates, except to the extent of his indirect pecuniary interest therein.

(3) Includes 8,100 shares held by members of Mr. Tyson's family.

(4) Includes 58,762 shares held by members of Mr. Frusztajer's family.

(5) Mr. Allison resigned from his position as Chief Financial Officer of the Company effective January 28, 2000.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Banc of America Securities LLC, CIBC World Markets Corp. and Salomon Smith Barney Inc., are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to
sell to them, an aggregate of             shares of common stock. The number of
shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co. .......................................
Banc of America Securities LLC..............................
CIBC World Markets Corp.....................................
Salomon Smith Barney Inc....................................
                                                               -------
      Total.................................................
                                                               =======

    The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any of the shares are taken.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to selected dealers at a price that represents
a concession not in excess of $         a share under the public offering price.
Any underwriter may allow, and those dealers may reallow, a concession not in
excess of $     a share to other underwriters or to selected dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this offering. To the extent such option is exercised, each underwriter will become obligated to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in
full, the total price to the public would be $         , the total underwriters'
discounts and commissions would be $         , and the total proceeds to us
would be $         , before deducting offering expenses payable by us.

    We will pay the expenses of the offering, which we estimate will be
approximately $      .

    We, our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, we and each of them will not directly or indirectly:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described in the previous paragraph do not apply to:


    - the sale of up to 100,000 shares by Mordechai Wiesler, less any shares sold by Mr. Wiesler in this offering, the sale of up to 75,000 shares by Mitchell G. Tyson, less any shares sold by Mr. Tyson in this offering, and the sale of up to 100,000 shares by Amram Rasiel, less any of shares sold by Mr. Rasiel in this offering, provided in each case that such sales are made pursuant to Rule 144 under the Securities Act and after the expiration of the 30-day period following the date of this prospectus;


    - the sale of shares of common stock to the underwriters under the underwriting agreement;

    - our issuance of shares of our common stock upon the conversion of exchangeable shares outstanding on the date of this prospectus;

    - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; and

    - issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

    The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

    Our common stock is listed on the Nasdaq National Market under the symbol "PRIA."

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us.


    PRI and the selling stockholders have agreed to indemnify each other and the underwriters against stated liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Foley, Hoag & Eliot LLP, Boston, Massachusetts. A member of that firm beneficially owns 4,000 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

    Our audited financial statements as of September 30, 1998 and 1999 and for each of the three years in the period ended September 30, 1999, included in this prospectus, except as they relate to Promis Systems Corporation Ltd. for the year ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears herein, and insofar as they relate to Promis Systems Corporation Ltd., by Ernst & Young LLP, independent accountants, whose report thereon appears as an exhibit to the registration statement of which this prospectus is a part. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any of our SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's web site at HTTP://WWW.SEC.GOV.

    The SEC allows us to incorporate by reference information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

    - our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (as filed on December 23, 1999), as amended by Form 10-K/A (as filed on January 28, 2000);

    - our Quarterly Report on Form 10-Q for the three months ended January 2, 2000 (as filed on February 16, 2000);

    - the description of our common stock contained in the Registration Statement on Form 8-A (as filed on October 12, 1994), and any other amendment or report filed to update the description; and

    - any filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the date of termination of this offering. Information in these filings will be incorporated as of the filing date.

    You may request copies of the filings, at no cost, by writing to or calling our Vice President and Chief Financial Officer as follows:

       PRI Automation, Inc.
       805 Middlesex Turnpike
       Billerica, Massachusetts 01821-3986
       Telephone: (978) 670-4270

    This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, you should read the registration statement and the exhibits filed with the registration statement.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of September 30, 1998 and
  1999 and January 2, 2000..................................    F-3
Consolidated Statements of Operations for the years ended
  September 30, 1997, 1998 and 1999 and the three-month
  periods ended
  December 27, 1998 and January 2, 2000.....................    F-4
Consolidated Statements of Stockholders' Equity for the
  years ended
  September 30, 1997, 1998 and 1999 and the three-month
  period ended
  January 2, 2000...........................................    F-5
Consolidated Statements of Cash Flows for the years ended
  September 30, 1997, 1998 and 1999 and the three-month
  periods ended
  December 27, 1998 and January 2, 2000.....................    F-6
Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PRI Automation, Inc.:

    In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of PRI Automation, Inc. and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended
September 30, 1999, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Promis Systems Corporation Ltd. in a transaction accounted for as a pooling of interests, as described in Note N to the consolidated financial statements. We did not audit the consolidated financial statements of Promis Systems Corporation Ltd., which statements, not included herein, reflect total revenues of $23,967,000, before conforming accounting policy adjustments, for the year ended December 31, 1997. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Promis Systems Corporation Ltd., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
November 15, 1999

                              PRI AUTOMATION, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 SEPTEMBER 30,      JANUARY 2,
                                                              -------------------   -----------
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 57,047   $ 51,865    $ 45,164
  Trade accounts receivable, less allowance for doubtful
    accounts of $3,252, $2,646 and $2,227...................    34,443     31,436      37,476
  Contracts in progress.....................................     9,017      6,018      17,805
  Inventories...............................................    27,494     28,351      28,924
  Deferred income taxes.....................................     7,832         --          --
  Other current assets......................................     7,254      7,063       2,416
                                                              --------   --------    --------
    Total current assets....................................   143,087    124,733     131,785
Property and equipment, net.................................    20,306     19,128      19,503
Deferred income taxes.......................................       559         --          --
Other assets, net...........................................     3,526      2,691       2,280
                                                              --------   --------    --------
    Total assets............................................  $167,478   $146,552    $153,568
                                                              ========   ========    ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 12,281   $ 16,900    $ 17,456
  Accrued expenses and other liabilities....................    14,823     16,396      15,134
  Line of credit............................................        11         --          --
  Current portion of obligation under capital lease.........       798        570         501
  Billings in excess of revenues and customer advances......    14,726     11,931      11,393
                                                              --------   --------    --------
    Total current liabilities...............................    42,639     45,797      44,484
Obligation under capital lease..............................       734        411         301
Other non-current liabilities...............................       965        788         762
Commitments and contingencies (Notes F, I and U)
Minority interest...........................................        --         56         162
Stockholders' equity:
  Preferred stock, 400,000 shares authorized; none
    outstanding.............................................        --         --          --
  Common stock, $.01 par value; 50,000,000 shares
    authorized; 21,235,525, 22,265,676 and 22,788,909 issued
    and outstanding.........................................       212        223         228
  Additional paid-in capital................................   129,035    141,469     149,529
  Accumulated deficit.......................................    (6,107)   (42,192)    (41,898)
                                                              --------   --------    --------
    Total stockholders' equity..............................   123,140     99,500     107,859
                                                              --------   --------    --------
    Total liabilities and stockholders' equity..............  $167,478   $146,552    $153,568
                                                              ========   ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              PRI AUTOMATION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS ENDED
                                                   YEAR ENDED SEPTEMBER 30,      --------------------------
                                                ------------------------------   DECEMBER 27,   JANUARY 2,
                                                  1997       1998       1999         1998          2000
                                                --------   --------   --------   ------------   -----------
                                                                                 (UNAUDITED)    (UNAUDITED)
Net revenue:
  Product and equipment.......................  $217,437   $171,791   $100,074     $ 20,717      $ 49,163
  Services and maintenance....................    18,663     31,754     36,222        8,918         9,530
                                                --------   --------   --------     --------      --------
      Total net revenue.......................   236,100    203,545    136,296       29,635        58,693
Cost of revenue:
  Product and equipment.......................   105,616    105,342     63,850       15,766        31,259
  Services and maintenance....................    15,356     19,413     19,904        4,379         6,056
                                                --------   --------   --------     --------      --------
      Total cost of revenue...................   120,972    124,755     83,754       20,145        37,315
                                                --------   --------   --------     --------      --------
Gross profit..................................   115,128     78,790     52,542        9,490        21,378
Operating expenses:
  Research and development....................    36,198     44,509     45,480       10,414        12,159
  Selling, general and administrative.........    43,614     46,787     38,642        9,686         9,015
  Acquired in-process research and
    development...............................        --      8,417         --           --            --
  Merger costs and special charges............        --     10,091      6,375          650            --
                                                --------   --------   --------     --------      --------
Operating profit (loss).......................    35,316    (31,014)   (37,955)     (11,260)          204
Other income, net.............................     1,223        625      2,935          656           200
                                                --------   --------   --------     --------      --------
Income (loss) before income taxes.............    36,539    (30,389)   (35,020)     (10,604)          404
Provision for (benefit from) income taxes.....     9,042     (7,766)     1,065       (2,949)          110
                                                --------   --------   --------     --------      --------
Net income (loss).............................  $ 27,497   $(22,623)  $(36,085)    $ (7,655)     $    294
                                                ========   ========   ========     ========      ========
Net income (loss) per common share:
  Basic.......................................  $   1.35   $  (1.08)  $  (1.67)    $  (0.36)     $   0.01
  Diluted.....................................  $   1.27   $  (1.08)  $  (1.67)    $  (0.36)     $   0.01
Weighted average number of shares outstanding:
  Basic.......................................    20,408     20,988     21,628       21,269        22,514
  Diluted.....................................    21,570     20,988     21,628       21,269        24,483

UNAUDITED PRO FORMA NET INCOME (LOSS) PER
  COMMON SHARE:
Historical net income (loss):.................  $ 27,497   $(22,623)  $(36,085)    $ (7,655)     $    294
  Adjustment to Equipe income tax expense to
    convert from S-corporation to
    C-corporation status......................    (3,639)    (1,156)        --           --            --
                                                --------   --------   --------     --------      --------
Unaudited pro forma net income (loss).........  $ 23,858   $(23,779)  $(36,085)    $ (7,655)     $    294
                                                ========   ========   ========     ========      ========
Unaudited pro forma net income (loss) per
  common share:
  Basic.......................................  $   1.17   $  (1.13)  $  (1.67)    $  (0.36)     $   0.01
  Diluted.....................................  $   1.11   $  (1.13)  $  (1.67)    $  (0.36)     $   0.01

   The accompanying notes are an integral part of the consolidated financial statements.

                              PRI AUTOMATION, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  FOR THE THREE YEARS ENDED SEPTEMBER 30, 1999
           AND FOR THE THREE MONTHS ENDED JANUARY 2, 2000 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                      RETAINED      ACCUMULATED
                                                    COMMON STOCK       ADDITIONAL    EARNINGS/         OTHER            TOTAL
                                                 -------------------    PAID-IN     (ACCUMULATED   COMPREHENSIVE    STOCKHOLDERS'
                                                  SHARES     AMOUNT     CAPITAL       DEFICIT)     INCOME/(LOSS)       EQUITY
                                                 --------   --------   ----------   ------------   --------------   -------------
Balance, September 30, 1996....................   20,039      $200      $100,525      $  5,702                        $106,427
Exercise of stock options......................      371         4         2,396                                         2,400
Tax benefit on exercise of stock options.......                            2,065                                         2,065
Proceeds from warrants offering................                            5,990                                         5,990
Conversion of warrants to common shares........      271         3            (3)                                           --
Stock-based compensation.......................                              140                                           140
Issuance of common stock in connection with the
  Employee Stock Purchase Plan.................       49                     812                                           812
Distributions to shareholders of Equipe........                                         (8,011)                         (8,011)
Adjustment to conform fiscal year of Equipe....                                          3,705                           3,705
Comprehensive income:
    Net income.................................                                         27,497                          27,497
    Other comprehensive income:
      Change in unrealized gain on
        securities.............................                                                         $  2                 2
                                                                                                                      --------
  Total comprehensive income...................                                                                         27,499
                                                 -------      ----      --------      --------          ----          --------
Balance, September 30, 1997....................   20,730       207       111,925        28,893             2           141,027
Exercise of stock options......................      178         2         1,050                                         1,052
Tax benefit on exercise of stock options.......                              439                                           439
Issuance of common stock in connection with the
  Employee Stock Purchase Plan.................      115         1         1,574                                         1,575
Distributions to shareholders of Equipe........                                         (4,507)                         (4,507)
Adjustment of retained earnings for
  S-corporation earnings of Equipe.............                            5,911        (5,911)                             --
Issuance of common stock in connection with the
  acquisition of ILC...........................      111         1         5,915                                         5,916
Stock options assumed in connection with the
  acquisition of ILC...........................                            2,015                                         2,015
Reduction in paid-in capital for contingent
  consideration................................                           (1,364)                                       (1,364)
Issuance of common stock in connection with the
  pooling of interests with Chiptronix.........      105         1            12                                            13
Acquired accumulated deficit from Chiptronix...                                         (1,556)                         (1,556)
Tax benefit from Chiptronix acquisition........                            1,591                                         1,591
Adjustment to conform fiscal year of Promis....       (3)                    (33)         (403)                           (436)
Comprehensive loss:
    Net loss...................................                                        (22,623)                        (22,623)
    Other comprehensive loss:
      Change in unrealized gain on
        securities.............................                                                           (2)               (2)
                                                                                                                      --------
  Total comprehensive loss.....................                                                                        (22,625)
                                                 -------      ----      --------      --------          ----          --------
Balance, September 30, 1998....................   21,236       212       129,035        (6,107)           --           123,140
Exercise of stock options......................      859         9        10,091                                        10,100
Issuance of common stock in connection with the
  Employee Stock Purchase Plan.................      171         2         2,385                                         2,387
Stock-based compensation.......................                              236                                           236
Reduction in paid-in capital for contingent
  consideration................................                             (278)                                         (278)
Comprehensive loss:
    Net loss...................................                                        (36,085)                        (36,085)
                                                 -------      ----      --------      --------          ----          --------
Balance, September 30, 1999....................   22,266       223       141,469       (42,192)           --            99,500
Exercise of stock options......................      523         5         8,119                                         8,124
Reduction in paid-in capital for contingent
  consideration................................                              (59)                                          (59)
Comprehensive income:
    Net income.................................                                            294                             294
                                                 -------      ----      --------      --------          ----          --------
Balance, January 2, 2000 (unaudited)...........   22,789      $228      $149,529      $(41,898)           --          $107,859
                                                 =======      ====      ========      ========          ====          ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              PRI AUTOMATION, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                          YEAR ENDED SEPTEMBER 30,               THREE MONTHS ENDED
                                                       ------------------------------   -------------------------------------
                                                         1997       1998       1999     DECEMBER 27, 1998    JANUARY 2, 2000
                                                       --------   --------   --------   ------------------   ----------------
                                                                                           (UNAUDITED)         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..................................  $ 27,497   $(22,623)  $(36,085)       $(7,655)            $    294
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization expense............     5,396      8,307      8,679          2,248                2,249
    Provisions for write-downs of inventories........     5,024     12,389        785            200                   --
    Provision for bad debts..........................       956      1,724       (523)            54                   --
    Deferred income taxes............................    (2,674)    (5,329)     8,391             --                   --
    Tax benefit from disqualified dispositions.......     2,065        439         --             --                   --
    Net loss on disposal of assets...................       125      2,042         54             54                   --
    Stock-based compensation.........................       140         --        236             --                   --
    Amortization of premiums or discounts on
      marketable securities..........................        64         42         --             --                   --
    Translation losses (gains), net..................       520      1,086       (854)          (198)                 241
    Minority interests in losses of subsidiaries.....        --         --       (143)            --                  106
    Write-off of acquired in-process research and
      development....................................        --      8,417         --             --                   --
    Changes in operating assets and liabilities:
      Trade accounts receivable......................   (40,805)    46,386      3,726           (104)              (5,999)
      Contracts in progress..........................     6,361      6,446      2,999           (856)             (11,787)
      Inventories....................................   (16,075)    (5,739)    (1,642)         4,673                 (573)
      Other assets...................................    (1,630)    (5,984)        34           (416)               4,692
      Accounts payable...............................     3,186    (12,050)     4,760         (5,105)                 773
      Accrued expenses and other liabilities.........     9,981     (4,605)     1,916          1,854               (1,285)
      Billings in excess of revenues and customer
        advances.....................................     3,000      6,889     (2,795)        (1,441)                (539)
                                                       --------   --------   --------        -------             --------
Net cash provided by (used in) operating
  activities.........................................     3,131     37,837    (10,462)        (6,692)             (11,828)
                                                       --------   --------   --------        -------             --------
Cash flows from investing activities:
  Proceeds from the sale of marketable securities....     9,079      6,867         --             --                   --
  Proceeds from maturities of marketable
    securities.......................................     5,390      2,035         --             --                   --
  Purchases of marketable securities.................    (5,431)    (5,798)        --             --                   --
  Purchases of intangible assets.....................        --       (112)      (305)          (260)                  --
  Proceeds from sale of property and equipment.......        --         24          9              6                   --
  Purchases of property and equipment................    (7,677)   (13,665)    (6,249)        (1,114)              (2,296)
  Cash paid for contingent consideration.............        --     (1,364)      (278)           (76)                 (59)
  Net effect on cash balances from Chiptronix
    acquisition......................................        --        246         --             --                   --
  Net effect on cash balances from MASE
    acquisition......................................    (1,533)    (1,533)        --             --                   --
                                                       --------   --------   --------        -------             --------
Net cash used in investing activities................      (172)   (13,300)    (6,823)        (1,444)              (2,355)
                                                       --------   --------   --------        -------             --------
Cash flows from financing activities:
  Proceeds from borrowings...........................     1,769         --         --             --                   --
  Repayments of borrowings...........................    (1,702)    (1,913)        --             --                   --
  Proceeds from borrowings under capital lease
    obligations......................................       510      1,001         --             --                   --
  Repayment of capital lease obligations.............      (461)      (758)      (551)          (102)                (179)
  Proceeds from issuance of warrants.................     5,990         --         --             --                   --
  Proceeds from minority shareholders................        --         --        199             93                   --
  Distributions to shareholders of Equipe............    (8,011)    (4,507)        --             --                   --
  Repayments under line of credit....................        --         --        (11)            48                   --
  Proceeds from exercise of stock options and
    Employee Stock Purchase Plan.....................     3,212      2,627     12,487            786                8,124
                                                       --------   --------   --------        -------             --------
Net cash provided by (used in) financing
  activities.........................................     1,307     (3,550)    12,124            825                7,945
                                                       --------   --------   --------        -------             --------
Adjustment to conform fiscal years of Promis and
  Equipe.............................................       218        (50)        --             --                   --
Effect of changes in exchange rates on cash..........      (283)      (642)       (21)            --                 (463)
                                                       --------   --------   --------        -------             --------
Net increase (decrease) in cash and cash
  equivalents........................................     4,201     20,295     (5,182)        (7,311)              (6,701)

Cash and cash equivalents at beginning of year.......    32,551     36,752     57,047         57,047               51,865
                                                       --------   --------   --------        -------             --------
Cash and cash equivalents at end of year.............  $ 36,752   $ 57,047   $ 51,865        $49,736             $ 45,164
                                                       ========   ========   ========        =======             ========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest.........................................  $    113   $    155   $    125             32                   20
    Income taxes.....................................     5,314      8,730        908            768                    2
  Non-cash transactions:
    Property and equipment acquired under capital
      leases.........................................       265         --         --             --                   --
    Acquisition of Interval Logic Corporation (see
      Note Q)
    Acquisition of Chiptronix Handling Systems GmbH
      (see Note P)

   The accompanying notes are an integral part of the consolidated financial statements.

                              PRI AUTOMATION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS:

    PRI Automation, Inc. (the "Company") is a leading global supplier of factory automation systems and factory management software for semiconductor manufacturers and of automation systems that are incorporated in semiconductor process tools manufactured by original equipment manufacturers. The Company is subject to risks and uncertainties common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of over-supply, rapid technological change and the development by the Company or its competitors of new technological innovations, dependence on key personnel, the protection of proprietary technology, management of inventory and manufacturing capacity, fluctuations in operating results, doing business in Asian and European markets and related currency risks, competitive pressure on selling prices, the timing and cancellation of customer orders and the Company's ability to absorb and manage acquisitions.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of PRI Automation, Inc., its wholly owned domestic subsidiaries and its wholly owned and majority-owned foreign subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated. Certain reclassifications have been made to prior years' financial statements to conform to the current presentation.

    In March 1999, the Company acquired Promis Systems Corporation Ltd. ("Promis"). In January 1998, the Company acquired Equipe Technologies, Inc., E-Machine, Inc., and Equipe Japan Ltd. (collectively, "Equipe"). In May 1998, the Company acquired Chiptronix Handling Systems GmbH ("Chiptronix"), the European distributor of Equipe products. The acquisitions of Promis, Equipe and Chiptronix were accounted for using the pooling-of-interests method of accounting. All prior period historical consolidated financial statements presented herein have been restated to include the financial position, results of operations, and cash flows of Promis and Equipe. The Company has not restated its financial statements for the acquisition of Chiptronix because the effect of restatement is immaterial.

UNAUDITED INTERIM FINANCIAL INFORMATION

    The interim financial data as of January 2, 2000 and for the three months ended January 2, 2000 and December 27, 1998 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The results for interim periods are not necessarily indicative of the results for the entire year. For interim reporting purposes, the Company closes its first three fiscal quarters on the Sunday nearest the last day of December, March and June in each year. The Company's fiscal year ends on the last day of September.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual

                              PRI AUTOMATION, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) results could differ from those estimates and would impact future results of operations and cash flows. Significant estimates are inherent in determining revenue recognition and associated profits under the percentage-of-completion method.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of commercial paper, Eurodollars, money market mutual funds, short-term guaranteed investment certificates and other highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES

    Current marketable securities include all investments with remaining maturities of twelve months or less. Non-current marketable securities include all investments with remaining maturities greater than twelve months. The Company classifies all securities as available-for-sale. These securities are reported at fair value as of the balance sheet date with net unrealized holding gains and losses included in stockholders' equity. Gains and losses on sales of securities are calculated using the specific identification method. The Company did not hold any marketable securities as of September 30, 1998 and 1999. Gross realized gains and losses for the year ended September 30, 1997 were $9,000 and $7,000, respectively. Gross unrealized gains and losses at September 30, 1997 were $3,000 and $1,000, respectively. Gross realized gains and losses from marketable securities for the year ended September 30, 1998 were $6,000 and $1,000, respectively. Interest income included in other income, net was $1,523,000, $1,991,000 and $2,233,000 for the years ended September 30, 1997,
1998 and 1999, respectively.

FINANCIAL INSTRUMENTS

    Financial instruments that potentially subject the Company to significant concentrations of financial or credit risk consist principally of cash and cash equivalents, current and non-current marketable securities, trade accounts receivable, accounts payable and debt. The Company generally invests its cash and investments in investment-grade securities. The carrying value of financial instruments approximates their related fair values.

    The Company's customers are primarily concentrated in one industry, the semiconductor manufacturing and related capital goods industry. Historically, significant portions of the Company's sales have been to a limited number of customers within this industry. The Company performs ongoing credit evaluations of its customers' financial condition, and may require deposits on large orders but does not require collateral or other security to support customer receivables.

OFF-BALANCE SHEET RISK

    The Company has entered into forward contracts in Canadian dollars to hedge the expected operating expenses of its Canadian subsidiary that are denominated in Canadian dollars. These contracts are used to mitigate the Company's risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying cost exposures. These contracts do not qualify for hedge accounting. The contract periods which do not exceed sixteen months expire monthly through December 1999. The Company does not enter into

                              PRI AUTOMATION, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) forward currency contracts for speculative purposes. Both realized and unrealized gains and losses on the contracts are classified as components of other income, net, in the consolidated statement of operations. At
September 30, 1999, the notional amount of outstanding forward currency contracts was $1,914,000, which was marked to market and recognized in the consolidated statements of operations.

    The fair value of these contracts as of September 30, 1998 and 1999, determined by applying fiscal year end currency exchange rates to the notional contract amounts, represented a net unrealized loss of $60,000 and net unrealized gain of $131,000, respectively.

RETAINAGES

    Accounts receivable include certain amounts which are not due until final customer acceptance or until contract provisions allow for billing. Such retainages were approximately $13,832,000 and $9,605,000 at September 30, 1998 and 1999, respectively. The retainages are expected to be collected within the next twelve months.

CONTRACTS IN PROGRESS

    Contracts in progress include costs and estimated profits under incomplete contracts accounted for using the percentage-of-completion method, net of amounts billed. These amounts are expected to be collected within the next twelve months as units are delivered. Amounts billed at September 30, 1998 and 1999 were $24,757,000 and $7,701,000, respectively.

INCOME TAXES

    The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using the expected tax rates in the year in which the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Equipe Technologies, Inc. and one of the related companies, E-Machine, Inc., elected to be treated as an S-corporation under the provisions of the Internal Revenue Code, prior to their acquisition by the Company, and as such, the shareholders of Equipe Technologies, Inc. and E-Machine, Inc. were liable for individual federal and certain state income taxes on their allocated portions of the respective company's taxable income. Accordingly, U.S. income tax expense related to Equipe Technologies, Inc. and E-Machine, Inc. was not recorded by the Company for all periods through January 22, 1998, the date of consummation of the merger with the Company (see Note O) except that Equipe Technologies, Inc. and E-Machine, Inc. were subject to California franchise tax based on 1.5% of taxable income.

INVENTORIES

    Inventories, consisting of raw materials, work-in-process and finished goods, are stated at the lower of cost (determined principally on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Betterments and major renewals are capitalized and included in property and equipment, while repairs and maintenance are charged to expense as incurred.

                              PRI AUTOMATION, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
Depreciation and amortization of property and equipment are primarily provided using the straight-line method over the estimated useful lives of the assets. The amortization of assets recorded under capital leases is included in depreciation and amortization expense. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

OTHER ASSETS

    Goodwill, included in other assets, represents the excess of the purchase price over the fair value of net assets acquired and is amortized on a straight line basis over ten years. Goodwill was fully amortized as of September 30, 1999. Additionally, other intangible assets, including intellectual property acquired in Promis' MASE acquisition and capitalized software licenses are amortized on a straight line basis over the estimated useful lives of the assets ranging from two to five years. The Company periodically reviews the value of intangible assets in relation to the expected associated undiscounted cash flows in order to assess whether there has been a permanent impairment in carrying value. The Company believes that no significant impairment has occurred.

BILLINGS IN EXCESS OF REVENUES

    Billings in excess of revenues include amounts billed on incomplete contracts, accounted for using the percentage-of-completion method net of costs and estimated profits recognized.

REVENUE RECOGNITION

    For certain contracts eligible under American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 81-1, revenue on product sales is recognized using the percentage-of-completion accounting method based upon an efforts-expended method. In all cases, changes to total estimated costs and anticipated losses, if any, are recognized in the period in which determined. Revenue recognized under the percentage-of-completion accounting method was approximately $100,699,000, $54,999,000 and $23,383,000 during fiscal years
1997, 1998 and 1999, respectively. Revenue from product sales not recognized under the percentage-of-completion method is generally recorded upon shipment to the customer, provided that no significant vendor obligations remain outstanding and that collection of the related receivable is deemed probable by management. Software license revenue is recognized upon delivery of the software and receipt of a written agreement from the customer, provided that acceptance is not uncertain, fees are fixed and determinable and collectibility of the related receivable is deemed probable by management. Revenues from training and consulting are recognized as services are performed. Service revenue is recognized ratably over applicable contract periods or as the services are performed. Additionally, the Company accrues for warranty costs upon shipment. Product and equipment net revenue includes revenue from all equipment sales, installation, project management and software licenses. Service and maintenance net revenue consists of service contracts, spare part sales, repairs and upgrades, software maintenance contracts and consulting and training services.

COMMISSIONS

    The Company pays certain commissions to agents and distributors under certain agreements in return for obtaining orders; and, in certain cases, providing installation and warranty services.

                              PRI AUTOMATION, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
Commissions that are due upon the Company receiving payment in full from the customers are charged against the related revenues. These amounts totaled approximately $2,381,000 and $98,000 for fiscal years 1997 and 1998, respectively. No such commissions were paid in fiscal 1999.

RESEARCH AND DEVELOPMENT COSTS

    The Company expenses all engineering, research and development costs as incurred. Expenses subject to capitalization in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," were insignificant.

FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of foreign subsidiaries which are denominated in foreign currencies are remeasured into U.S. dollars at rates of exchange in effect at the end of the fiscal year, except for nonmonetary assets and liabilities, which are remeasured using historical exchange rates. Revenue and expense amounts are remeasured using an average of exchange rates in effect during the period, except those amounts related to nonmonetary assets and liabilities, which are remeasured at historical exchange rates. The Company's functional currency is the U.S. dollar for all of its subsidiaries. Net realized and unrealized gains and losses resulting from foreign currency remeasurement are included in the consolidated statements of operations as other income or expense.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company continues to apply the accounting provisions of Accounting Principles Board ("APB") Opinion 25 and has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Company has disclosed pro forma net income (loss) and pro forma net income (loss) per share in the footnotes using the fair value based method.

NET INCOME (LOSS) PER COMMON SHARE

    Basic net income (loss) per common share is based upon the weighted average number of common shares outstanding during each period. Diluted net income
(loss) per common share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted net income (loss) per common share does not assume the issuance of potential common shares that have an anti-dilutive effect.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 by fiscal 2001, in accordance with SFAS No. 137, which deferred the

                              PRI AUTOMATION, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) effective date of SFAS No. 133. The Company is evaluating SFAS No. 133 to determine the impact on its consolidated financial statements.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes the staff's view in applying generally accepted accounting principles to selected revenue recognition issues. The application of the guidance in SAB 101 will be required in the Company's first quarter of the fiscal year 2001. The effects of applying this guidance will be reported as a cumulative effect adjustment resulting from a change in accounting principle. The Company has not completed its evaluation of SAB 101 and is therefore unable to determine its impact.

C. CASH AND CASH EQUIVALENTS:

    Cash and cash equivalents consisted of the following at September 30:

                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Cash on hand..............................................  $    21    $    11
Cash deposited with banks.................................    5,924      4,660
Eurodollars...............................................   32,088     10,967
Money market funds........................................   11,014     36,179
Time deposits.............................................    8,000         48
                                                            -------    -------
                                                            $57,047    $51,865
                                                            =======    =======

D. INVENTORIES:

    Inventories consisted of the following:

                                                 SEPTEMBER 30,
                                              -------------------
                                                1998       1999     JANUARY 2, 2000
                                              --------   --------   ---------------
                                                         (IN THOUSANDS)
Raw materials...............................  $19,072    $16,492        $19,694
Work-in-process.............................    5,242      5,804          6,100
Finished goods..............................    3,180      6,055          3,130
                                              -------    -------        -------
                                              $27,494    $28,351        $28,924
                                              =======    =======        =======

                              PRI AUTOMATION, INC.

E. PROPERTY AND EQUIPMENT:

    Property and equipment consisted of the following at September 30:

                                                      DEPRECIABLE                  1998       1999
                                        ---------------------------------------  --------   --------
                                                                                   (IN THOUSANDS)
Machinery and equipment...............  2-7 years                                $ 27,058   $ 31,259
Furniture and fixtures................  5-7 years                                   6,025      6,479
Leasehold improvements................  Shorter of life of lease or useful life     5,475      5,883
                                                                                 --------   --------
                                                                                   38,558     43,621
Accumulated depreciation and
  amortization........................                                            (18,252)   (24,493)
                                                                                 --------   --------
                                                                                 $ 20,306   $ 19,128
                                                                                 ========   ========

    Depreciation expense was $4,733,000, $6,691,000 and $7,364,000 for the years ended September 30, 1997, 1998 and 1999, respectively. Assets capitalized under leases totaled $3,083,000 and $3,415,000 as of September 30, 1998 and 1999, respectively. Accumulated amortization of these assets was $1,148,000 and $1,822,000 as of September 30, 1998 and 1999, respectively.

F. LEASE COMMITMENTS:

    The Company leases manufacturing and office facilities and equipment under noncancelable operating and capital leases expiring through the year 2006 (see Notes E and K). Rent expense under operating leases was $2,680,000, $4,343,000 and $4,418,000 for fiscal years 1997, 1998 and 1999, respectively.

    At September 30, 1999, future minimum payments, net of sub-lease proceeds, required under all noncancelable operating and capital leases were as follows:

                                                            OPERATING   CAPITAL
FISCAL YEAR                                                  LEASES      LEASES
-----------                                                 ---------   --------
                                                               (IN THOUSANDS)
2000......................................................   $ 4,373     $  594
2001......................................................     3,555        368
2002......................................................     2,642         87
2003......................................................     1,469         --
2004......................................................       603         --
2005 and thereafter.......................................       601         --
                                                             -------     ------
Total minimum lease payments..............................   $13,243      1,049
                                                             =======     ------
Less: amount representing interest........................                   68
                                                                         ------
Present value of minimum lease payments...................               $  981
                                                                         ======

                              PRI AUTOMATION, INC.

G. ACCRUED EXPENSES AND OTHER LIABILITIES:

    The significant components of accrued expenses and other liabilities consisted of the following:

                                                 SEPTEMBER 30,
                                              -------------------
                                                1998       1999     JANUARY 2, 2000
                                              --------   --------   ---------------
                                                         (IN THOUSANDS)
Accrued expenses............................  $ 6,699    $ 7,295        $ 6,842
Accrued compensation........................    3,086      4,718          3,853
Warranty reserves...........................    5,038      4,383          4,439
                                              -------    -------        -------
                                              $14,823    $16,396        $15,134
                                              =======    =======        =======

H. STOCKHOLDERS' EQUITY:

STOCK OPTIONS

    During 1984, the Board of Directors voted to adopt the 1984 Incentive Stock Option Plan (the "1984 Option Plan") and subsequently reserved 1,050,000 shares of its authorized common stock for issuance under this plan. On March 17, 1994, the Board of Directors approved the 1994 Incentive and Nonqualified Stock Option Plan (the "1994 Option Plan") and reserved 810,000 shares of common stock for issuance under this plan. At the Company's annual stockholder meeting held on January 26, 1996, the shareholders voted to increase the number of shares authorized for issuance under the 1994 Option Plan to 1,810,000 shares. In 1997, the Board of Directors voted to adopt the 1997 Non-Incentive Stock Option Plan (the "1997 Option Plan") which authorizes the issuance of non-qualified options to purchase up to an aggregate of 1,400,000 shares of common stock. The Board of Directors has also granted non-qualified options to directors of the Company. Incentive stock options generally vest over five years and expire six years after issuance. Non-qualified stock options generally vest between zero and five years and expire between five and ten years after issuance. Additionally, the Company assumed Promis' obligations under its Amended and Restated Stock Options Plan dated September 30, 1998. The Promis plan reserved 290,895 options, as converted, for available grants by the Company's Board of Directors.

    On July 1, 1998, the Compensation Committee of the Board of Directors, in an effort to restore the long-term incentive feature of employee stock options that were significantly out of the money, voted to provide employees with the opportunity to exchange options dated April 1, 1997 and thereafter for new options with an exercise price of $14.75, the then fair market value of the Company's common stock. Options to purchase 1,637,300 shares of common stock with an average exercise price of $27.98 were canceled and replaced with an equal number of stock options effective July 17, 1998. The vesting period started over again on repriced options.

                              PRI AUTOMATION, INC.

H. STOCKHOLDERS' EQUITY: (CONTINUED)
    Information with respect to option activity for the fiscal years 1997, 1998 and 1999 is as follows:

                                                    NUMBER OF    WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
Outstanding at September 30, 1996.................   1,609,087        $ 7.94
Granted...........................................     877,248         20.52
Canceled..........................................    (260,573)        11.98
Exercised.........................................    (371,474)         6.64
                                                    ----------
Outstanding at September 30, 1997.................   1,854,288         13.62
                                                    ----------
Granted...........................................   3,759,160         20.24
Canceled..........................................  (1,894,464)        27.26
Exercised.........................................    (173,314)         5.80
                                                    ----------
Outstanding at September 30, 1998.................   3,545,670         13.78
                                                    ----------
Granted...........................................   1,532,805         32.37
Canceled..........................................    (460,354)        17.24
Exercised.........................................    (858,734)        11.76
                                                    ----------
Outstanding at September 30, 1999.................   3,759,387        $19.17
                                                    ==========

    Summarized information about stock options outstanding at September 30, 1999 is as follows:

                                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                    ---------------------------------   ----------------------------
                                        WEIGHTED
                                        AVERAGE           WEIGHTED                       WEIGHTED
      RANGE OF          NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
  EXERCISE PRICES     OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
--------------------  -----------   ----------------   --------------   -----------   --------------
   $ 3.33-$13.63         676,705           3.52            $10.66          520,402        $10.24
    13.74- 14.75       1,179,350           4.84             14.75          203,712         14.74
    15.13- 25.50       1,000,575           5.10             21.98          237,714         19.66
    25.88- 41.44         902,757           5.50             28.22           63,326         27.81
                       ---------                                         ---------
   $ 3.33-$41.44       3,759,387           4.83            $19.17        1,025,154        $14.40
                       =========                                         =========

    At September 30, 1997 and 1998 options exercisable were 523,696 and 822,914, respectively.

    On October 29, 1997, the Company granted Interval Logic Corporation ("ILC") common stock options ("ILC options") in accordance with the Board of Directors' adoption of the 1997 Interval Logic Corporation Incentive and Non-Qualified Stock Option Plan. ILC is a subsidiary of the Company engaged in the development of the Leverage advanced planning and scheduling software product for semiconductor fabs. These options give ILC employees the option to purchase ILC common shares at exercise prices of $0.10 through $1.00. The options vest over four years and expire after ten years.

                              PRI AUTOMATION, INC.

H. STOCKHOLDERS' EQUITY: (CONTINUED)
    Information with respect to the ILC options activity for fiscal years 1998 and 1999 is as follows:

                                                     NUMBER OF   WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                     ---------   ----------------
Granted............................................  2,445,250        $0.10
Canceled...........................................   (430,000)        0.10
Exercised..........................................         --           --
                                                     ---------
Outstanding at September 30, 1998..................  2,015,250         0.10
                                                     ---------
Granted............................................    391,750         0.19
Canceled...........................................   (154,765)        0.11
Exercised..........................................    (24,018)        0.10
                                                     ---------
Outstanding at September 30, 1999..................  2,228,217        $0.11
                                                     =========

    Summarized information about ILC stock options outstanding at September 30, 1999 is as follows:

                                         OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                  ---------------------------------   ----------------------------
                                      WEIGHTED
                                      AVERAGE           WEIGHTED                       WEIGHTED
     RANGE OF         NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
 EXERCISE PRICES    OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
------------------  -----------   ----------------   --------------   -----------   --------------
      $0.10          2,192,817          8.30              $0.10         938,632          $0.10
       1.00             35,400          6.42               1.00              --             --
                     ---------                                          -------
   $0.10-$1.00       2,228,217          8.27              $0.11         938,632          $0.10
                     =========                                          =======

    There were no ILC options exercisable as of September 30, 1997 and 1998.

EMPLOYEE STOCK PURCHASE PLAN

    Since May 1994, the Company has offered an Employee Stock Purchase Plan ("ESPP") under which rights are granted to purchase shares of common stock at 85% of the lesser of the market value of such shares at either the beginning or the end of each six month offering period. The plan permits employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation as defined in the plan. The Company, in 1994, had reserved 450,000 shares of common stock for issuance to eligible employees. Shares purchased during fiscal years 1997, 1998 and 1999, were 49,044, 114,996 and 171,436, respectively, at average prices ranging from $9.78 to $22.26 per share. Shares available for future purchase under the ESPP totaled 9,320 at September 30, 1999.

                              PRI AUTOMATION, INC.

H. STOCKHOLDERS' EQUITY: (CONTINUED)

STOCK-BASED COMPENSATION PLANS

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plan and accordingly, no compensation expense has been recognized for options granted to employees and shares purchased under these plans. Had compensation expense for the stock-based compensation plans been determined based on the fair value at the grant dates for options granted and shares purchased under the plans consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the net income (loss) and net income (loss) per diluted share for the years ended September 30 would have been as follows:

                                                   1997       1998       1999
                                                 --------   --------   --------
Net income (loss):
  As Reported..................................  $27,497    $(22,623)  $(36,085)
  Pro Forma....................................   25,018     (28,816)   (50,304)
Net income (loss) per share:
  Basic
    As Reported................................  $  1.35    $  (1.08)  $  (1.67)
    Pro Forma..................................     1.23       (1.37)     (2.33)
  Diluted
    As Reported................................     1.27       (1.08)     (1.67)
    Pro Forma..................................     1.16       (1.37)     (2.33)

    The effects of applying SFAS No. 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years, because SFAS 123 does not apply to awards granted prior to fiscal year 1996 and additional awards are anticipated in future years.

    The estimated weighted average fair value of options granted in fiscal year 1997, 1998 and 1999, to purchase the Company's common stock, were $11.87, $12.78 and $16.86, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                       1997         1998         1999
                                    -----------  -----------  -----------
Expected life (years)--stock
  options.........................       5            5            5
Expected life (years)--ESPP.......      0.5          0.5          0.5
Risk-free interest rate...........  5.51%-6.52%  5.42%-5.74%  4.59%-5.86%
Volatility........................      64%          67%          71%
Dividend yield....................       0            0            0

    The fair value of ILC options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of one year to four years, risk-free interest rate of 4.84% to 5.77%, volatility of 85% and dividend yield of 0. The estimated weighted average fair value of options granted in fiscal year 1998 and 1999 was $0.07 and $0.13, respectively.

STOCK WARRANTS

    Pursuant to an agreement dated February 26, 1996, prior to the acquisition of Promis by the Company, Promis issued and sold 270,600 warrants, converted at the common stock exchange ratio of 0.1353, at $22.09 per warrant for aggregate proceeds of $6.6 million. Each warrant was convertible into

                              PRI AUTOMATION, INC.

H. STOCKHOLDERS' EQUITY: (CONTINUED)
one common share. The associated costs of the warrants offering were approximately $0.6 million. On June 16, 1997, the 270,600 warrants were converted into 270,600 common shares.

    On May 1, 1996, Promis granted warrants to a third party to purchase up to 13,530 common shares, as converted at the common stock exchange ratio. These warrants have an expiration date of April 30, 2000.

    Summarized information about warrants outstanding at September 30, 1999 is as follows:

                              WEIGHTED
                              AVERAGE
      WARRANTS                EXERCISE
     OUTSTANDING               PRICE
---------------------         --------
       10,148                  $11.75
        3,382                   12.27
       ------
       13,530                  $11.88
       ======

RIGHTS AGREEMENT

    The Board of Directors of the Company adopted a Rights Agreement, dated as of December 9, 1998, between the Company and State Street Bank and Trust Company, as Rights Agent. In connection with this agreement, the Board distributed one common share purchase right for each share of common stock then or thereafter outstanding. The rights will become exercisable only if a person or group acquires beneficial ownership of 20% or more of the outstanding common shares of the Company. Each right, when it becomes exercisable, will entitle the holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company, at a price of $140. Prior to any party acquiring 20% or more of the outstanding common shares of the Company or prior to the expiration date, the Board of Directors of the Company may redeem the rights in whole, but not in part, at a price, in cash or common shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value, of $.001 per right. The rights expire on December 9, 2008 unless otherwise redeemed by the Company prior to that date.

I. CONTINGENT LIABILITY:

    At January 2, 2000, the Company had a contingent liability of approximately $142,000. In 1993, Promis purchased the business assets and assumed selected liabilities of Palette Systems, Inc., a Canadian company (the "sellers"). The purchase price of approximately $9.9 million consisted of $5.5 million in cash and 59,889 exchangeable common shares, as converted at the common stock exchange ratio, of the Company, valued at $73.91 per common share. At the time of the acquisition, Promis agreed that on April 7, 1998 it would pay additional cash consideration to the sellers of an amount equal to the amount by which approximately $4.0 million exceeded the market value of the common shares owned by the sellers on April 7, 1998.

    On March 29, 1996, Promis made a formal claim against the sellers pursuant to the dispute resolution provisions of the original purchase and sale agreements. The sellers filed certain counterclaims against Promis. In 1997, Promis and the sellers reached a settlement of the dispute. The settlement provided that commencing on April 7, 1998 Promis would pay additional cash to the sellers

                              PRI AUTOMATION, INC.

I. CONTINGENT LIABILITY: (CONTINUED)
in an amount equal to the amount by which the market value of 59,889 exchangeable common shares, on each of the agreed-upon payment dates, is less than $73.91 per common share. As part of the settlement, half the additional cash consideration was payable on April 7, 1998, with the remaining half due in 20 quarterly installments commencing on July 7, 1998 through April 7, 2003. Under the terms of the settlement agreement, the sellers are restricted as to the number of shares of the Company's common stock which can be sold in any quarter prior to April 7, 2003.

    Since the payment of additional consideration is determined based on the Company's share price at various future dates, any consideration in addition to that paid to date will be recorded as a reduction in additional paid-in capital of the Company as the amounts become determinable. The Company's contingent liability as of January 2, 2000, calculated based on the market value of the Company's common stock at January 2, 2000, is approximately $142,000.

J. INCOME TAXES:

    The following summarizes the Company's provision for (benefit from) income taxes for the years ended September 30:

                                                     1997       1998       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Current tax provision (benefit):
  Federal........................................  $10,871    $(2,806)   $(7,667)
  State..........................................      845         17         21
  Foreign........................................       --        267        320
                                                   -------    -------    -------
Total current provision (benefit)................   11,716     (2,522)    (7,326)
                                                   -------    -------    -------
Deferred (benefit) provision:
  Federal........................................   (2,324)    (3,349)     4,570
  State..........................................     (350)    (1,895)     2,643
  Foreign........................................       --         --      1,178
                                                   -------    -------    -------
Total deferred (benefit) provision...............   (2,674)    (5,244)     8,391
                                                   -------    -------    -------
Total provision for (benefit from) income
  taxes..........................................  $ 9,042    $(7,766)   $ 1,065
                                                   =======    =======    =======

    The tax benefit recognized from the Chiptronix acquisition was recorded directly to stockholders' equity and, therefore, the deferred tax benefit does not reflect the change in the deferred tax assets in fiscal 1998.

                              PRI AUTOMATION, INC.

J. INCOME TAXES: (CONTINUED)
    The differences between the effective tax rates and the U.S. federal statutory tax rates were as follows:

                                                     1997         1998         1999
                                                   --------     --------     --------
U.S. federal income tax statutory rate...........    35.0%       (34.0)%      (34.0)%
Change in valuation allowance....................     0.0          0.0         43.4
State income taxes, net of federal benefit.......     2.9         (2.6)        (0.4)
Foreign rate differential........................     0.3          0.6         (0.1)
U.S. and foreign tax credits.....................    (4.1)        (2.1)        (9.6)
Foreign sales corporation tax benefit............    (2.4)         0.0          0.0
S-corporation income of Equipe...................    (9.3)        (1.4)         0.0
Acquisition costs not deductible for tax
  purposes.......................................     0.0         14.3          3.9
Other............................................     2.3         (0.4)        (0.2)
                                                     ----        -----        -----
Effective tax rate...............................    24.7%       (25.6)%        3.0%
                                                     ====        =====        =====

    At September 30, the components of net deferred tax assets (liabilities) were as follows:

                                                            1998       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Gross deferred tax assets:
  Bad debts.............................................  $    622   $    306
  Inventory.............................................     5,599      3,087
  Compensation..........................................       270        322
  Intangible assets.....................................     2,477      2,338
  Tax credits...........................................     3,178      6,890
  Canadian R&D and capital cost allowances..............     9,572      9,884
  Net operating losses..................................     1,069     10,715
  Warranty..............................................     1,559      1,332
  Other.................................................     1,519      1,815
                                                          --------   --------
    Subtotal............................................    25,865     36,689
                                                          --------   --------
Gross deferred tax liabilities:
  Long-term contracts...................................    (1,753)      (993)
  Accounts receivable...................................      (334)      (698)
  Depreciation..........................................    (1,719)    (1,650)
                                                          --------   --------
    Subtotal............................................    (3,806)    (3,341)
                                                          --------   --------
Valuation allowance.....................................   (13,668)   (33,348)
                                                          --------   --------
      Net deferred tax assets...........................  $  8,391   $     --
                                                          ========   ========

    The Company experienced net operating losses during fiscal years 1998 and 1999 and, therefore, believes sufficient uncertainty exists regarding the realizability of the net deferred tax assets and accordingly has established a full valuation allowance in fiscal 1999. The net increase in the valuation allowance during 1998 and 1999 was $2,459,000 and $19,680,000, respectively.

                              PRI AUTOMATION, INC.

J. INCOME TAXES: (CONTINUED)
    At September 30, 1999, the Company had U.S. federal net operating losses
(NOLs) of $43,814,000, of which $19,868,000 is expected to be utilized in full upon carryback and the remaining amount of $23,946,000 is available to offset future taxable income. The Company has recorded a tax receivable related to the NOL carryback claim which is classified in other current assets. Approximately $8,343,000 of the NOL is attributable to the exercise of stock options for which the tax benefit and related valuation allowance was recorded directly to stockholders' equity. The U.S. federal net operating losses are available for carryforward and expire in fiscal year 2020. The Company also has U.S. federal credit carryforwards of $1,926,000 that begin to expire in fiscal year 2012. The Company has available state net operating losses of $39,455,000 that expire in fiscal year 2004 to fiscal year 2020 and state credit carryforwards of $2,673,000 that expire beginning in fiscal year 2013. The Company also has non-U.S. losses of $2,130,000 that expire beginning in fiscal year 2005, and non-U.S. credits of $3,200,000 that begin to expire in fiscal year 2005.

K. FINANCING ARRANGEMENTS:

REVOLVING CREDIT

    On June 16, 1998, the Company entered into a revolving credit facility agreement with Chase Manhattan Bank (the "Bank"). The revolving credit facility enables the Company to borrow up to $20,000,000 on an unsecured basis. Outstanding revolving credit loans bear interest, at the Company's option, at the 30, 60 or 90 day LIBOR rate plus a credit spread, or at the effective prime rate. At September 30, 1999, the LIBOR borrowing rate would have been 6.50%. The ability of the Company to effect borrowings under the revolving credit facility is conditioned upon the meeting of certain financial criteria. The revolving credit agreement expires on June 16, 2000. The Company had outstanding letters of credit with the Bank of $1,875,000 at September 30, 1999, and therefore, the available balance under this credit agreement was $18,125,000 at September 30, 1999. At September 30, 1999, the Company was not in compliance with certain of the required covenants but has subsequently received a waiver from the Bank on November 15, 1999 for the quarter ended September 30, 1999. The Company was in default of the minimum consolidated net worth requirement, the minimum fixed charge coverage ratio, and the minimum consolidated net income requirements of the revolving credit agreement for the three months ended September 30, 1999. The Company expects to seek future waivers as necessary from the Bank. However, there can be no assurance that such waivers will be obtained.

    Promis' operating line of credit of $2.9 million with the Bank of Nova Scotia expired on April 30, 1999 and was not renewed. There were no borrowings against this operating facility while in effect.

CAPITAL LEASE OBLIGATIONS

    The Company holds certain property and equipment under capital leases. The obligations under capital leases represent the present value of future minimum lease payments and are secured by certain assets of the Company. The capital lease obligations bear interest at rates of 7.0% to 9.9% per annum and expire at various dates through July 2002 (see Note F).

L. DEFINED CONTRIBUTION PLANS:

    Eligible employees can participate in the Company's 401(k) Savings and Retirement Plan by making voluntary contributions to the plan in amounts up to the statutory limit or 15% of their annual compensation. Currently, the Company has elected to match a portion of the employee deferral up to

                              PRI AUTOMATION, INC.

L. DEFINED CONTRIBUTION PLANS: (CONTINUED) certain prescribed limits, and these contributions vest at a rate of 20% per year. Pursuant to the acquisition of Promis, certain eligible employees receive Company matching contributions which vest 100% after one year. The Company's contribution expense under these plans amounted to $780,000, $1,101,000, and $1,118,000 for fiscal years 1997, 1998 and 1999, respectively. Employees of Equipe were not eligible under this plan until after the acquisition (see
Note O).

    Canadian employees are eligible to participate in the Registered Retirement Savings Plan ("RRSP") which allows voluntary contributions up to the statutory limit. The Company has elected to match a portion of the employee contributions, up to a maximum of $5,000 per employee per year. These contributions are fully vested when made. The Company's contribution expenses under the RRSP were approximately $129,000, $148,000, and $172,000 in fiscal years 1997, 1998 and
1999, respectively.

M. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION:

    Effective for fiscal year 1999, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." This standard designates the Company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments.

    The Company operates in three primary segments, all within the semiconductor manufacturing and OEM equipment supply industry, which serve both domestic and international markets. These reportable operating segments consist of Factory Automation Systems, Tool Automation Systems and MES and Other Systems. These businesses are segregated into their respective reportable segments based on the Company's management reporting structure and its method of internal resource allocations. Additionally, the Company's product development processes and customers were evaluated in determination of the segments.

    The Factory Automation Systems segment provides automation products for interbay, intrabay and lithography automation as well as integration and support services to semiconductor manufacturers. The Tool Automation Systems segment provides wafer-handling systems, software and services for process tool equipment suppliers. The MES and Other Systems segment primarily provides manufacturing execution system ("MES") software and advanced planning and scheduling software to semiconductor manufacturers. This segment, however, does not include all of the Company's software products, as material control software ("MCS") and tool connectivity software are components of the other segments.

    The Company's operating segments have no significant intersegment revenues and expenses, as all segments' revenues are generated from sales to unaffiliated customers. External revenues and expenses are allocated between the applicable segments. The Company's segments are evaluated on an operating profit basis, and other income and expenses and income tax provisions or benefits are not calculated for the specific segments. Any results of operations or assets not specifically allocated to these segments are included in the Corporate and Other category. The Corporate and Other category assets include all non-identifiable assets, primarily cash and investments, deferred income taxes, and other current and non-current assets. Activity related to strategic technology development, corporate marketing, general corporate administrative expenses, merger costs and special charges, other income and expenses and income taxes are included in the Corporate and Other segment. Depreciation expense and expenditures for long-lived assets by segment are not presented below as amounts are not used in measuring

                              PRI AUTOMATION, INC.

M. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION: (CONTINUED) segment operating performance by the Company's chief operating decision maker. The accounting policies of the reportable segments are the same as those described in Note B, "Summary of Significant Accounting Policies."

                          SUMMARY OF BUSINESS SEGMENTS

                                           YEARS ENDED SEPTEMBER 30,              THREE MONTHS ENDED
                                         ------------------------------   -----------------------------------
                                           1997       1998       1999     DECEMBER 27, 1998   JANUARY 2, 2000
                                         --------   --------   --------   -----------------   ---------------
                                                                    (IN THOUSANDS)
TOTAL NET REVENUE FROM UNAFFILIATED
  CUSTOMERS
Factory Automation Systems.............  $169,465   $107,215   $ 70,046       $ 18,704            $32,524
Tool Automation Systems................    43,694     70,459     41,496          6,608             20,260
MES and Other Systems..................    22,941     25,871     24,754          4,323              5,909
                                         --------   --------   --------       --------            -------
    Total net revenue..................  $236,100   $203,545   $136,296       $ 29,635            $58,693
                                         ========   ========   ========       ========            =======
SEGMENT OPERATING PROFIT (LOSS)
Factory Automation Systems.............  $ 33,183   $ (3,531)  $(21,454)      $ (4,543)           $(1,632)
Tool Automation Systems................     9,715      9,781      1,426         (1,502)             4,549
MES and Other Systems..................       965     (6,785)    (3,062)        (2,882)              (188)

Other reconciling items:
Corporate and other expenses...........    (8,547)   (30,479)   (14,865)        (2,333)            (2,525)
                                         --------   --------   --------       --------            -------
    Consolidated operating profit
      (loss)...........................  $ 35,316   $(31,014)  $(37,955)       (11,260)               204
                                         --------   --------   --------       --------            -------
Other income, net......................     1,223        625      2,935            656                200
                                         --------   --------   --------       --------            -------
    Consolidated income (loss) before
      income taxes.....................  $ 36,539   $(30,389)  $(35,020)      $(10,604)           $   404
                                         ========   ========   ========       ========            =======

                                              AS OF SEPTEMBER 30,
                                         ------------------------------
                                           1997       1998       1999
IDENTIFIABLE SEGMENT ASSETS:             --------   --------   --------
                                                 (IN THOUSANDS)
Factory Automation Systems.............  $111,804   $ 58,791   $ 52,094
Tool Automation Systems................    15,087     14,543     19,097
MES and Other Systems..................    13,481     12,858      9,253
                                         --------   --------   --------
    Identifiable segment assets........   140,372     86,192     80,444
                                         --------   --------   --------
Corporate and other....................    56,782     81,286     66,108
                                         --------   --------   --------
    Consolidated total assets..........  $197,154   $167,478   $146,552
                                         ========   ========   ========

                              PRI AUTOMATION, INC.

M. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION: (CONTINUED)
    One customer comprised 10% or more of the Company's total net revenue for the years ended September 30 as follows:

                                                  1997       1998       1999
                                                --------   --------   --------
Customer A (1)................................    32%        19%        21%

------------------------

(1) Total net revenue for this customer in fiscal years 1997, 1998, and 1999 were recorded by the Factory Automation Systems segment.

                       SUMMARY OF GEOGRAPHIC INFORMATION

    Information as to the Company's sales in different geographical areas for the years ended September 30 were as follows (2):

                                                  1997       1998       1999
                                                --------   --------   --------
                                                        (IN THOUSANDS)
United States.................................  $125,895   $130,718   $ 91,632
Taiwan........................................    24,442     13,274      6,012
Germany.......................................     4,011     23,699     15,990
Rest of world.................................    81,752     35,854     22,662
                                                --------   --------   --------
  Total net revenue...........................  $236,100   $203,545   $136,296
                                                ========   ========   ========

------------------------

(2) Sales are attributable to geographic areas based on location of customer.

    Long-lived assets, including property and equipment, goodwill, intellectual property and other intangible assets by geographical areas as of September 30 were as follows (3):

                                                  1997       1998       1999
                                                --------   --------   --------
                                                        (IN THOUSANDS)
United States.................................   $14,463    $19,149    $17,651
Canada........................................     5,715      3,711      3,041
Rest of world.................................       430        514        495
                                                --------   --------   --------
  Total long-lived assets.....................   $20,608    $23,374    $21,187
                                                ========   ========   ========

------------------------

(3) Long-lived assets in countries outside of the United States and Canada are individually not a significant portion of the Company's assets.

N. ACQUISITION OF PROMIS:

    On March 2, 1999, the Company acquired Promis, a Canadian corporation, in a transaction accounted for as a pooling of interests. Promis is a developer of manufacturing execution systems ("MES") software solutions for semiconductor and precision electronics manufacturers. In connection with the acquisition, the Company issued 0.1353 exchangeable shares for each outstanding Promis share, or an aggregate of 1,389,974 exchangeable shares. Each exchangeable share may be exchanged at any time for one share of common stock of the Company. The Company assumed options to purchase 270,336 shares of the Company's common stock and a warrant to purchase 13,530 shares of common

                              PRI AUTOMATION, INC.

N. ACQUISITION OF PROMIS: (CONTINUED)
stock, converted at the common stock exchange ratio, under this acquisition agreement (see Note H). The consolidated financial statements of the Company for periods prior to the acquisition have been restated to include the financial position, results of operations and cash flows of Promis.

    Prior to the acquisition, Promis prepared its financial statements based on a December 31 fiscal year-end. Accordingly, Promis' results of operations, statements of stockholders' equity and cash flows for the year ended
December 31, 1997 were combined with the Company's results of operations, statements of stockholders' equity and cash flows for the year ended
September 30, 1997. The results of operations, statements of stockholders' equity and cash flows for fiscal 1998 are for the twelve months ended
September 30, 1998 for both the Company and Promis. Promis' results of operations for the three months ended December 31, 1997, including net revenue of $6,457,000 and net income of $403,000, are included in the Company's consolidated statements of operations, statements of stockholders' equity, and cash flows for both the years ended September 30, 1998 and 1997. To conform fiscal periods, an amount equal to Promis' net income and $33,000 of Promis' additional paid-in capital from the exercise of stock options for the three months ended December 31, 1997 were eliminated from the consolidated statement of stockholders' equity for the year ended September 30, 1998. Additionally, Promis' $50,000 increase in cash and cash equivalents for the three months ended December 31, 1997 has been eliminated in the Company's condensed consolidated statement of cash flows for the year ended September 30, 1998, because this increase has been included in the beginning cash and cash equivalents at October 1, 1997.

    The following information presents certain statements of operations data of the Company, after restatement from the Equipe acquisition, and Promis for the period prior to the Promis acquisition. The Company made certain adjustments, as shown below, to Promis' accounting policies related to software revenue recognition under SOP 97-2, "Software Revenue Recognition," and to limit the life of goodwill in a technology-related acquisition to no more than 10 years:

                                               PRI       HISTORICAL                ADJUSTED   COMBINED
                                            AUTOMATION     PROMIS     ADJUSTMENT    PROMIS    COMPANIES
                                            ----------   ----------   ----------   --------   ---------
Net revenue for:
  Fiscal 1997.............................   $213,159      $23,967     $(1,026)    $22,941    $236,100
  Fiscal 1998.............................    178,193       25,352          --      25,352     203,545
  Three months ended December 27, 1998....     25,316        4,319          --       4,319      29,635
Net income (loss) for:
  Fiscal 1997.............................   $ 26,572      $ 2,073     $(1,148)    $   925    $ 27,497
  Fiscal 1998.............................    (23,942)       1,319          --       1,319     (22,623)
  Three months ended December 27, 1998....     (5,608)      (2,047)         --      (2,047)     (7,655)

O. ACQUISITION OF EQUIPE:

    On January 22, 1998, the Company acquired Equipe, a worldwide developer, manufacturer, and supplier of wafer and substrate handling robots, pre-aligners and controllers for semiconductor process tool manufacturers. The Company issued 4,088,016 shares of its common stock in exchange for all of the outstanding stock of Equipe Technologies, Inc., using an exchange ratio of 0.760372 of one share of the Company's common stock for each share of Equipe Technologies, Inc, and the Company issued 36,000 and 240,000 shares of the Company's common stock for the common stock of E-Machine, Inc. and Equipe Japan Ltd., respectively. In addition, all outstanding Equipe stock options were converted,

                              PRI AUTOMATION, INC.

O. ACQUISITION OF EQUIPE: (CONTINUED)
at the common stock exchange ratio, into options to purchase the Company's common stock. The business combination was accounted for as a pooling-of-interests. The consolidated financial statements of the Company for periods prior to the acquisition have been restated to include the financial position, results of operations and cash flows of Equipe. Significant intercompany transactions among the Equipe Combined Companies prior to the period in which the business combination occurred have been eliminated from the accompanying financial statements.

    Prior to the acquisition, Equipe prepared its financial statements based on a December 31 fiscal year-end. Accordingly, Equipe's results of operations, statements of stockholders' equity and cash flows for the year ended
December 31, 1996 were combined with the Company's results of operations, statements of stockholders' equity and cash flows for the year ended
September 30, 1996. The results of operations, statements of stockholders' equity and cash flows for fiscal 1997 are for the twelve months ended
September 30, 1997 for both the Company and Equipe. Equipe's results of operations for the three months ended December 31, 1996 (including revenues, net income and distributions to shareholders of $6,906,000, $1,582,000 and $5,287,000, respectively) are included in the Company's consolidated statements of operations, statements of stockholders' equity and cash flows for both the years ended September 30, 1997, as presented herein, and 1996. Therefore, an amount equal to Equipe's net income and distributions to shareholders for the three months ended December 31, 1996 was eliminated from the consolidated statement of stockholders' equity for the year ended September 30, 1997. Equipe's decrease in cash and cash equivalents for the three months ended December 31, 1996 of $218,000 is included in the consolidated statement of cash flows for both the years ended September 30, 1997, as presented herein, and 1996. Therefore, this amount was eliminated from the consolidated statement of cash flows for the year ended September 30, 1997.

    Equipe Technologies, Inc. and E-Machine, Inc. were S-corporations for income tax purposes prior to the acquisition. Pro forma net income (loss) and net income (loss) per common share, which give effect to adjustments that provide for income taxes as if Equipe Technologies, Inc. and E-Machine, Inc. had been treated as C-corporations for the period presented, have been presented on the consolidated statements of operations. The pro forma information is shown for comparative purposes only.

    The following information presents certain statements of operations data of the Company and Equipe for the period prior to the Equipe acquisition. The statements of operations data for Promis is included below so as to reconcile with the consolidated statements of operations:

                                               PRI                  COMBINED
                                            AUTOMATION    EQUIPE    COMPANIES    PROMIS    CONSOLIDATED
                                            ----------   --------   ---------   --------   ------------
Net revenue for:
  Fiscal 1997.............................   $169,465    $43,694    $213,159    $22,941      $236,100
  Three months ended December 28, 1997....     46,830     18,303      65,133      6,457        71,590
Net income (loss) for:
  Fiscal 1997.............................   $ 17,076    $ 9,496    $ 26,572    $   925      $ 27,497
  Three months ended December 28, 1997....     (3,449)     3,042        (407)       403            (4)

P. ACQUISITION OF CHIPTRONIX:

    On May 19, 1998, the Company acquired Chiptronix, a Switzerland corporation, for aggregate non-cash consideration of 105,000 shares of the Company's common stock. Chiptronix was the European distributor of Equipe products. The business combination was accounted for as a pooling of

                              PRI AUTOMATION, INC.

P. ACQUISITION OF CHIPTRONIX: (CONTINUED) interests. However, as the financial position and results of operations of Chiptronix are immaterial to the financial position and results of operations of the Company on a consolidated basis, no prior period financial amounts have been restated. In accordance with this business combination, the Company has acquired the net liabilities of Chiptronix, in the amount of $1,543,000, including net cash assumed of $246,000. Additionally, the Company acquired Chiptronix' retained deficit of $1,556,000 as of March 29, 1998 and this amount is included in the changes to stockholders' equity for the year ended September 30, 1998. The results of operations of Chiptronix for the six months ended September 30, 1998 have been included in the accompanying consolidated financial statements of the Company.

Q. ACQUISITION OF INTERVAL LOGIC CORPORATION:

    On October 29, 1997 the Company acquired ILC, a California corporation, for aggregate non-cash consideration of 111,258 shares of the Company's common stock. In addition, the Company assumed options to purchase an aggregate of 199,170 shares of the Company's common stock. ILC was formed in 1995 to develop advanced, high-performance planning and scheduling software solutions for the semiconductor industry. The value of the transaction was $8,523,000, including approximately $600,000 of expenses related to the acquisition. $424,000 of net liabilities of ILC were acquired under this transaction. The Company accounted for the transaction as a purchase. Pro forma information for the previous period has been omitted because the effect of restatement would be immaterial.

    At the time of the acquisition, the purchase price was allocated to the tangible and intangible assets of ILC. Management is aware that it is responsible for estimating the fair value of purchased in-process research and development. The value assigned to the intangible assets, primarily the acquired technology, was based on the fair market value using a risk-adjusted discounted cash flow approach. ILC's sole product at the time of the acquisition was the Leverage product, which was under development. ILC had no product revenues during its prior existence and was a development stage enterprise. Specifically, the purchased technology was evaluated through extensive interviews and analysis of data concerning the state of the technology and needed developments. This evaluation of underlying technology acquired considered the inherent difficulties and uncertainties in completing the development, and thereby achieving technological feasibility, and the risks related to the viability of and potential changes in future target markets. The significant assumptions that affected the valuation of ILC concerned potential revenue and cost of completion, as well as the timing of the product release. In addition, the selection of an appropriate discount rate was a major factor in the valuation analysis.

    The revenue assumptions for this product were a key variable in the Company's valuation analysis. The Company developed revenue projections based on management's expected release date of March 1999 for the beta version of the Leverage product. Given that ILC had no historical revenue to rely on as a guide, the Company based its projections on revenues from a population of comparable companies. The revenue growth rates projected for the Leverage product were comparable to the 3-year cumulative average growth rate for the comparable companies. The costs of completion assumptions for the Leverage product were a second key variable in the Company's valuation analysis. These assumptions were based on detailed cost analysis provided by the head of research and development for ILC, and included assumptions regarding completion dates for development milestones. The total development effort was estimated to take approximately 225 engineering man-months at a cost of approximately $2,800,000. This project included completion of the software requirement definition, data integration and validation, completion of the graphics user interface, development of alpha and beta versions for customer testing, and integration and adaptation with

                              PRI AUTOMATION, INC.

Q. ACQUISITION OF INTERVAL LOGIC CORPORATION: (CONTINUED) customer systems. The significant further investments in development required to meet expected customer requirements were substantially completed in the third quarter of fiscal 1999. The actual development costs have approximated the cost estimates used in the valuation model.

    The acquired technology had not reached technological feasibility at the time of the acquisition. The Company defines technological feasibility as the point at which a working model is functioning to designed specifications and has been placed at a beta test site. The Leverage product was first released to a beta test site in March 1999. In addition, the technology had no alternative future use to the Company in other research and development projects or otherwise. Accordingly, the acquired technology was expensed as in-process research and development. Based on the methodology described above, the Company assigned a fair value of $8,417,000 to the technology.

R. ACQUISITION OF MASE:

    Effective October 2, 1997, prior to the acquisition of Promis by the Company, Promis purchased the net assets of MASE Systems, Inc. ("MASE") of San Jose, California for $1,533,000 in cash. The Company acccounted for the transaction as a purchase. The net assets of MASE acquired included $170,000 of net non-cash working capital, $26,000 in net property and equipment, and $1,337,000 in intellectual property. Pro forma information for the previous period has been omitted because the effect of restatement on the Company's results of operations would be immaterial.

S. MERGER COSTS AND SPECIAL CHARGES:

    For the year ended September 30, 1999, the Company recorded special charges of $650,000 in the first quarter. These charges represent provisions for severance compensation relating to the termination of 62 personnel. The personnel reductions included 40 in manufacturing and customer support, eight in engineering, and 14 in selling, general and administrative functions. The reduction in force occurred in response to the continued downturn in the semiconductor equipment industry. As of September 30, 1999, all of the severance compensation had been paid.

    For the year ended September 30, 1999, the Company, in the second quarter, recorded merger costs of $3,950,000 related to the acquisition of Promis, primarily consisting of legal, accounting and investment banking fees. As of September 30, 1999, all of these merger costs had been paid. Additionally, during the second quarter the Company recorded special charges of $1,850,000. The special charges consisted of $1,406,000 for compensation-related costs for five management personnel in the selling, general, and administrative functions to satisfy existing contractual obligations related to the acquired companies; $196,000 of costs associated with the reductions of leased facilities; and $248,000 for other legal issues. In the fourth fiscal quarter, the Company recognized a special credit of $75,000 to adjust the estimated costs to reflect actual costs. At January 2, 2000, $272,000 of these charges remained in accrued expenses and are expected to be paid by December 2000.

    In connection with the acquisition of Equipe, direct acquisition costs of $4,490,000 for legal, investment banking and accounting fees were recorded in fiscal 1998. Approximately $35,000 remained in accrued expenses at January 2, 2000 in connection with these direct acquisition costs and are expected to be paid by the end of the second fiscal quarter of 2000.

    Additionally, during the second, third and fourth quarters of fiscal 1998, the Company recorded restructuring and other special charges of $5,601,000 in response to market conditions and to integrate the Equipe operations. The special charges included provisions for severance compensation of

                              PRI AUTOMATION, INC.

S. MERGER COSTS AND SPECIAL CHARGES: (CONTINUED)
$1,910,000 resulting from terminations of approximately 244 personnel completed in 1998. The personnel reductions consisted of 123 in manufacturing and customer support, 65 in engineering and 56 in sales, general and administrative functions. In addition, the special charges included costs of $2,943,000 relating to reductions of leased facilities space and a non-cash write-down of specialized demonstration equipment for a particular customer of $748,000 and other assets that are not usable elsewhere. Of the total $4,853,000 severance and lease reduction charges recorded in fiscal 1998, all of these special charges had been paid as of September 30, 1999.

T. NET INCOME (LOSS) PER SHARE:

    A reconciliation between basic and diluted net income (loss) per share is as follows (in thousands, except per share data):

                                            YEARS ENDED SEPTEMBER 30,              THREE MONTHS ENDED
                                          ------------------------------   -----------------------------------
                                            1997       1998       1999     DECEMBER 27, 1998   JANUARY 2, 2000
                                          --------   --------   --------   -----------------   ---------------
Net income (loss):......................  $27,497    $(22,623)  $(36,085)       $(7,655)           $   294
Shares used in computation:
  Weighted average common shares
    outstanding used in computation of
    basic net income (loss) per common
    share...............................   20,408      20,988     21,628         21,269             22,514
  Dilutive effect of stock options and
    warrants............................    1,162          --         --             --              1,969
                                          -------    --------   --------        -------            -------
  Shares used in computation of diluted
    net income (loss) per common
    share...............................   21,570      20,988     21,628         21,269             24,483
                                          =======    ========   ========        =======            =======
  Basic net income (loss) per common
    share...............................  $  1.35    $  (1.08)  $  (1.67)       $ (0.36)           $  0.01
  Diluted net income (loss) per common
    share...............................  $  1.27    $  (1.08)  $  (1.67)       $ (0.36)           $  0.01

    During the years ended September 30, 1998 and 1999, options to purchase 3,545,670 and 3,759,387 shares of common stock were outstanding but were not included in the computation of diluted net loss per common share because the Company was in a loss position and, the inclusion of such shares would be anti-dilutive. Options to purchase 55,281 shares of common stock were outstanding for fiscal year 1997 but were not included in the computation of diluted net loss per common share because the options' exercise prices were greater than the average market price of the common shares, and therefore, would be anti-dilutive under the treasury stock method.

    Options to purchase 768,150 shares of common stock were outstanding as of January 2, 2000 but were not included in the computation of diluted net income per common share because the options' exercise prices were greater than the average market price of the common shares, and therefore, would be anti-dilutive under the treasury stock method. Options to purchase 3,391,906 shares of common stock were outstanding as of December 27, 1998, but were not included in the computation of diluted net loss per common share because the Company was in a loss position, and the inclusion of such shares would be anti-dilutive.

                              PRI AUTOMATION, INC.

U. JOINT VENTURE:

    Effective June 1, 1998, the Company entered into a joint venture with Shinsung Engineering Co. Ltd. ("SEC") and Chung Song Systems Co., Ltd. ("CSSC") to distribute the Company's products and services in Korea. SEC and CSSC are in the business of developing and marketing of products and services for the semiconductor industry. Under the terms of the agreement, the Company owns 80% of the joint venture and SEC and CSSC each own 10% of the joint venture. The Company, SEC and CSSC have committed to invest on a pro rata basis 2.6 billion Korean won, or approximately $2.1 million, based on a September 30, 1999 exchange rate of 1216 Korean won per U.S. dollar, in the joint venture over a two-year period through June 2000. As of September 30, 1999, the company had outstanding commitments under this agreement of 1.0 billion Korean won, or approximately $0.9 million.

    As of January 2, 2000, CSSC has withdrawn from the joint venture. The Company continues to participate in the joint venture with SEC. As of January 2, 2000, the Company had outstanding commitments under this agreement of
1.2 billion Korean won, or approximately $1.0 million.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses payable by PRI in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

                                                              PAYABLE
                                                               BY PRI
                                                              --------
Securities and Exchange Commission registration fee.........  $46,200
National Association of Securities Dealers, Inc. filing
  fee.......................................................   18,000
Nasdaq National Market listing fee..........................   15,000
Printing and engraving expenses.............................
Transfer agent fees.........................................
Accounting fees and expenses................................
Legal fees and expenses.....................................
Blue Sky fees and expenses (including related legal fees)...
Miscellaneous...............................................
                                                              -------
      Total.................................................
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article 6C of PRI's Restated Articles of Organization provides that PRI (with certain exceptions) will indemnify and hold harmless to the fullest extent authorized by the Massachusetts Business Corporation Law each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a "Proceeding"), by reason of the fact that he or she is or was (a) a director of PRI, (b) an officer of PRI elected or appointed by the stockholders or the Board of Directors, or (c) serving, at the request of PRI as evidenced by a vote of the Board of Directors prior to the occurrence of the event to which the indemnification relates, as a director, officer, employee or other agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (such persons described in (a), (b) and (c) are sometimes hereinafter referred to as an "Indemnitee") against all expense, liability, and loss reasonably incurred by any such Indemnitee in connection therewith. PRI may also, to the extent authorized by the Board of Directors, grant rights to indemnification, and to an advancement of expenses, to any employee or agent of PRI. Notwithstanding the foregoing, if Massachusetts Business Corporation Law requires, an advancement of expenses incurred by an Indemnitee will be made only upon delivery to PRI of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses.

    The rights under Article 6C may not be amended or terminated so as to adversely affect an individual's rights with respect to the period prior to such amendment without the consent of the person entitled to the indemnification (unless otherwise required by the Massachusetts Business Corporation Law).

    Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants of such employee benefit plan.

    The effect of these provisions would be to authorize such indemnification by PRI for liabilities arising out of the Securities Act of 1933 (the "Securities Act").

ITEM 16. EXHIBITS.


EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1*           Underwriting Agreement

         4.1            Restated Articles of Organization (filed as Exhibit 3.5 to
                        PRI's registration statement on Form S-1, File No. 33-81836, and incorporated herein by reference).

         4.2            Articles of Amendment to Restated Articles of Organization
                        (filed as Exhibit 3.6 to PRI's quarterly report on Form
                        10-Q, for the quarterly period ended March 30, 1997, File
                        No. 000-24934, and incorporated herein by reference).

         4.3            Articles of Amendment to Restated Articles of Organization
                        (filed as Exhibit 3.7 to PRI's quarterly report on Form
                        10-Q, for the quarterly period ended December 28, 1997, File
                        No. 000-24934, and incorporated herein by reference).

         4.4            Certificate of Designation of Series A Participating
                        Cumulative Preferred Stock (attached as Exhibit A to the
                        Rights Agreement filed as Exhibit 4.1 to PRI's current report on Form 8-K, dated December 7, 1998, File
                        No. 000-24934, and incorporated herein by reference).

         4.5            Rights Agreement dated as of December 9, 1998, between PRI and State Street Bank and Trust Company, as Rights Agent
                        (filed as Exhibit 4.1 to PRI's current report on Form 8-K, dated December 7, 1998, File No. 000-24934, and incorporated herein by reference).

         4.6            Form of Rights Certificate (attached as Exhibit B to the
                        Rights Agreement filed as Exhibit 4.1 to PRI's current report on Form 8-K, dated December 7, 1998, File No.
                        000-24934, and incorporated herein by reference).

         5.1*           Opinion of Foley, Hoag & Eliot LLP.

        23.1            Consent of PricewaterhouseCoopers LLP.

        23.2            Consent of Ernst & Young LLP, independent auditors.

        23.3*           Consent of Foley, Hoag & Eliot LLP (included in Exhibit
                        5.1).

        24.1            Power of Attorney (previously filed).

        99.1            Report of Ernst & Young LLP, independent auditors, dated
                        November 27, 1998 (filed as Exhibit 23.3 to PRI's Annual
                        Report on Form 10-K for the year ended September 30, 1999 and incorporated herein by reference).


------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Billerica, Massachusetts, on April 12, 2000.


                                                       PRI AUTOMATION, INC.

                                                       BY:            /S/ MITCHELL G. TYSON*
                                                            -----------------------------------------
                                                                        Mitchell G. Tyson
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----
                /s/ MORDECHAI WIESLER                  Chairman of the Board and
     -------------------------------------------         Director                        April 12, 2000
                  Mordechai Wiesler

                                                       President, Chief Executive
               /s/ MITCHELL G. TYSON*                    Officer and Director
     -------------------------------------------         (principal executive            April 12, 2000
                  Mitchell G. Tyson                      officer)

                /s/ COSMO S. TRAPANI*                  Chief Financial Officer
     -------------------------------------------         (principal financial and        April 12, 2000
                  Cosmo S. Trapani                       accounting officer)

            /s/ ALEXANDER V. D'ARBELOFF*               Director
     -------------------------------------------                                         April 12, 2000
               Alexander V. d'Arbeloff

              /s/ BORUCH B. FRUSZTAJER*                Director
     -------------------------------------------                                         April 12, 2000
                Boruch B. Frusztajer

                  /s/ AMRAM RASIEL*                    Director
     -------------------------------------------                                         April 12, 2000
                    Amram Rasiel

              /s/ KENNETH M. THOMPSON*                 Director
     -------------------------------------------                                         April 12, 2000
                 Kenneth M. Thompson



*By:                  /s/ MORDECHAI WIESLER
             --------------------------------------
                        Mordechai Wiesler
                       AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1*           Underwriting Agreement

         4.1            Restated Articles of Organization (filed as Exhibit 3.5 to
                        PRI's registration statement on Form S-1, File No. 33-81836, and incorporated herein by reference).

         4.2            Articles of Amendment to Restated Articles of Organization
                        (filed as Exhibit 3.6 to PRI's quarterly report on Form
                        10-Q, for the quarterly period ended March 30, 1997, File
                        No. 000-24934, and incorporated herein by reference).

         4.3            Articles of Amendment to Restated Articles of Organization
                        (filed as Exhibit 3.7 to PRI's quarterly report on Form
                        10-Q, for the quarterly period ended December 28, 1997, File
                        No. 000-24934, and incorporated herein by reference).

         4.4            Certificate of Designation of Series A Participating
                        Cumulative Preferred Stock (attached as Exhibit A to the
                        Rights Agreement filed as Exhibit 4.1 to PRI's current report on Form 8-K, dated December 7, 1998, File
                        No. 000-24934, and incorporated herein by reference).

         4.5            Rights Agreement dated as of December 9, 1998, between PRI and State Street Bank and Trust Company, as Rights Agent
                        (filed as Exhibit 4.1 to PRI's current report on Form 8-K, dated December 7, 1998, File No. 000-24934, and incorporated herein by reference).

         4.6            Form of Rights Certificate (attached as Exhibit B to the
                        Rights Agreement filed as Exhibit 4.1 to PRI's current report on Form 8-K, dated December 7, 1998, File No.
                        000-24934, and incorporated herein by reference).

         5.1*           Opinion of Foley, Hoag & Eliot LLP.

        23.1            Consent of PricewaterhouseCoopers LLP.

        23.2            Consent of Ernst & Young LLP, independent auditors.

        23.3*           Consent of Foley, Hoag & Eliot LLP (included in Exhibit
                        5.1).

        24.1            Power of Attorney (previously filed).

        99.1            Report of Ernst & Young LLP, independent auditors, dated
                        November 27, 1998 (filed as Exhibit 23.3 to PRI's Annual
                        Report on Form 10-K for the year ended September 30, 1999 and incorporated herein by reference).


------------------------

*   To be filed by amendment.